UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              Landbank Group, Inc.

                 (Name of Small Business Issuer in its charter)



               Delaware                                     20-1915083
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)

 7030 Hayvenhurst Avenue, Van Nuys, CA                      91406-3801
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number (818) 464-1640

Securities to be registered under Section 12(b) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

               N/A                                               N/A


Securities to be registered under Section 12 (g) of the Act:

                         Common Stock, $0.0001 Par Value

                                (Title of class)



         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2336 (05-06)

                                   FORM 10-SB


                                TABLE OF CONTENTS
                                -----------------



NO.       TITLE                                                         PAGE NO.
---       -----                                                         --------

                                     PART I
                                     ------

Item 1:   Description of Business..............................................3
Item 2:   Management's Discussion and Analysis or Plan of Operation...........10
Item 3:   Description of Property.............................................15
Item 4:   Security Ownership of Certain Beneficial Owners and Management......16
Item 5:   Directors, Executive Officers, Promoters, and Control Persons.......17
Item 6:   Executive Compensation..............................................18
Item 7:   Certain Relationships and Related Transactions......................19
Item 8:   Description of Securities...........................................20

                                     PART II
                                     -------

Item 1:   Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters.....................................23
Item 2:   Legal Proceedings...................................................24
Item 3:   Changes in and Disagreements with Accountants.......................24
Item 4:   Recent Sales of Unregistered Securities.............................24
Item 5:   Indemnification of Directors and Officers...........................25

                                    PART F/S
                                    --------

Financial Statements.........................................................F-1

                                    PART III
                                    --------

Item 1:   Index to Exhibits...................................................26
Item 2:   Description of Exhibits.............................................26

Signatures....................................................................28

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These forward-looking statements are not historical facts but rather are based upon our current expectations, estimates, and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed, implied or forecasted in the forward- looking statements. In addition, the forward-looking events discussed in this registration statement might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this registration statement.

                                     PART I

Item 1.  Description of Business

Business Development:

         Landbank Group, Inc., ("Landbank" or the "Company") was incorporated in the State of Delaware as Camryn Information Services, Inc., on May 13, 1997. The Company operated for a brief period of time before it ceased operations on February 25, 1999 when it forfeited its charter for failure to designate a registered agent. The Company remained dormant until 2004 when it renewed its operations with the filing of a Certificate of Renewal and Revival of Charter with the State of Delaware on October 29, 2004. On November 3, 2004, the Company filed a Certificate of Amendment and the Company's name was formally changed from Camryn Information Services, Inc. to iStorage Networks, Inc. Such change became effective on November 8, 2004. The Company subsequently changed its name to Landbank Group, Inc., on January 27, 2006, following the acquisition of Landbank, LLC (see below).

         Acquisition of Landbank, LLC and Divestiture of Prior Operations
         ----------------------------------------------------------------

         On January 26, 2006, the Company acquired 100% of the membership interests in Landbank, LLC, a California limited liability company, in exchange for shares of common stock of the Company. The exchange of shares for membership interests was treated as a reverse acquisition under the purchase method of accounting. The shares delivered in connection with the acquisition were transferred by the four former principal stockholders of the Company to the members of Landbank, LLC in exchange for the Company receiving all of the ownership interests in Landbank, LLC and $140,000 in cash. Concurrently with the acquisition of Landbank, LLC, the Company divested itself of its wholly owned operating subsidiary, iStorage Networks Group, Inc. ("iSNG"). The $140,000 in cash accompanied the spin-off of iSNG. The former members of Landbank, LLC acquired approximately a 90% ownership interest in the Company. Landbank, LLC, which has been in operation since the second quarter of 2005, currently operates as a wholly owned subsidiary of the Company. With the divestiture of iSNG and the acquisition of Landbank, LLC, the Company now operates exclusively in the real estate marketplace. It no longer operates its former iStorage business. Future references in this registration statement to the Company shall include Landbank and its operating subsidiary, Landbank, LLC, unless the text specifically rejects such an inclusive reference.

         On March 3, 2006, the Company by majority vote of its stockholders approved a 10:1 reverse split of its outstanding common stock. Taking into account the preservation of round lot ownership, the split resulted in 9,206,597 outstanding shares. As of July 18, 2006, such number was adjusted to 9,831,042 outstanding shares due to rounding. As of said date, the number of restricted shares of common stock issued and outstanding is 8,829,447, 8,200,002 which are owned and controlled by the three (3) principal stockholders set forth in Item 4 herein. All historical references to shares and per share prices in this registration statement have been adjusted to reflect the 10:1 reverse split.

         The Company and/or any predecessor has not been and is not as of the date of this filing in the process of seeking a petition in bankruptcy, in receivership or in any similar proceeding.

Business of Issuer:

         From November 2004 until December 2005, the Company as iStorage Networks, Inc. was engaged in the development of network storage solutions/Internet security through its wholly owned operating subsidiary, iSNG. Unable to achieve projected revenues from its operations, the Company consummated the acquisition of Landbank, LLC, in exchange for stock of the Company. Since December 2005, the Company has not operated its former iStorage business. Since January 2006, the Company's sole operations have consisted of the operations of Landbank, LLC.

         Landbank makes bulk acquisitions of parcels of land, primarily through the real property tax lien foreclosure process. Such bulk acquisitions are divided into smaller parcels for resale. The real property tax lien foreclosure process may take the form of either local government tax sales or sales by owners of tax-defaulted parcels prior to a tax sale. Landbank considers various criteria in terms of its land acquisitions, which include but are not limited to, location, availability of utilities, proximity to water, geographic desirability, and proximity of significant population centers. The current focus of Landbank is in the Western, Southwestern, and East Coast regions of the United States.

         Landbank acquires properties "in-bulk" for resale purposes only and not with a view toward long-term investment. Typically, the lead-time from date of acquisition to date placed in Landbank channels of distribution is from three
(3) to seven (7) months as surveys are made of the redefined parcels.

         Landbank resells the land it acquires through multiple distribution channels, some more traditional than others. They include the Internet, through eBay and Bid4Assets, and leads developed by Landbank, its affiliates, and third-party wholesalers. Landbank has found that use of the Internet allows it to market its inventory at a cost significantly lower than that of mainstream advertising. Landbank employs acquisition teams that research and buy acreage, lots, and houses in a number of states and in Mexico. To date, Landbank has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and Chihuahua, Mexico. The real property inventory of Landbank as of December 31, 2005 was comprised of eighteen different pre-unbundled tracts of land.

         The Company has entered into royalty agreements with several marketing companies, namely, John Beck's Amazing Profits, LLC ("JBAP"), John Alexander LLC, and Jeff Paul LLC. These companies are affiliates of the Company. Family Products, LLC. ("FPLLC") is the sole member of each of these marketing companies. FPLLC is in turn owned and controlled by two of the Company's principal stockholders, Doug Gravink and Gary Hewitt, who are directors and officers of the Company. These marketing companies provide customer leads for Landbank's property sales in return for a royalty of 35% of the gross profit less acquisition costs realized on the sale of any property. The term of each of these agreements is ten years, with the right of the Company to terminate after five years.

         The real estate industry is a highly fragmented and regional business. There are approximately 30,000 municipalities in the United States, each with its own set of property valuation criteria and regional regulations. As a result, the majority of the Company's competitors that are engaged in acquiring properties through the real property tax lien foreclosure process focus on specific regions. One of the Company's strategies in differentiating itself has been to attempt to cross these regional boundaries and offer properties in as many jurisdictions as possible. In time, as the Company becomes more familiar with state and local rules and regulations, it hopes to develop a nationwide inventory of properties.

         A majority of the Company's competitors also rely primarily on the Internet and live auctions to resell their parcels. The Company devotes significant time and effort in the development of a distribution database as a strategy for further differentiating itself from its competitors. This database has become a primary source of buyers for the Company's properties.

         The Company believes that its principal challenge will be in identification and acquisition of suitable properties. Since the bulk of the competition is region-specific, the Company feels that by pursuing a broad based national approach; it will continue to maintain a competitive advantage. Competitors engaged in acquiring similar properties include National Recreational Properties, LandAuction.com, Landwatch.com, and a number of smaller companies.

         Certain of the Company's property acquisitions are subject to the requirements of the Interstate Land Sales Full Disclosure Act of 1968, depending upon the specific characteristics of the transaction. This Act mandates certain registration and disclosure requirements in connection with the development and sale of certain subdivisions where the number of non-exempt lots exceeds a predetermined threshold and development satisfies several pre-established criteria. The applicability of this Act to a particular project can increase costs of doing business and cause a delay in the Company's ability to market the subject properties and/or to provide potential purchasers with a wider window in which to rescind offers to purchase. This could result in a surplus of properties in inventory, which could adversely affect the Company's business and results of operation.

         The total number of Company employees is fifteen, all of whom are full-time employees,

Reports to Security Holders:

         The Company is filing Form 10-SB in order to become a reporting company with the Securities and Exchange Commission ("SEC") and thereby have the ability to present quotes on the Over-the-Counter ("OTC") Bulletin Board. The Company is presently listed for trading in the "Other" OTC or "Grey Market" and accordingly has a limited ability for fund-raising. The Company believes that listing on the OTC Bulletin Board will enable the Company to have greater access to the public markets. This will benefit the Company in terms of its ability to raise additional capital if and when needed. The Company believes that the anticipated increase in liquidity that should result from listing on the OTC Bulletin Board will benefit its stockholders.

         Following the effective date of this registration statement, the Company will be required to file annual reports in accordance with the Securities Exchange Act of 1934 (`"34 Act"). The Company has a December 31 year-end. The Company will not furnish its stockholders with annual reports containing audited financial statements, but will make them available upon request. Additionally, the Company is evaluating making such reports available on its website.

         The Company may from time to time, as applicable, furnish its stockholders with such additional information, as it deems appropriate, relative to the business operations of the Company. Such information may include news of a change in management, purpose and/or control of the Company or any material condition that may impact the Company's operations.

         The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information as to the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's website domain is: http://www.landbankgroupinc.com.

Risk Factors:

         The Company's operations and its securities are subject to a number of substantial risks, including those described below. If any of these or other yet unforeseen risks actually occur, the Company's business, financial condition, and operating results, as well as the trading price or value of its securities could be materially adversely affected. No attempt has been made to rank these risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company's common stock should also consider the following risk factors:

Risks Related to the Company's Operations:

We have a limited operating history and cannot guarantee profitability.

         The Company acquired its current operations in January of 2006 through the purchase of Landbank LLC. Landbank, LLC itself commenced operations during the second quarter of 2005. At this stage, the Company has only a limited operating history upon which an evaluation of performance and future prospects can be made. There can be no assurance that the Company will be able to continue to generate revenues in the future.

         The Company is subject to all of the business risks associated with a new enterprise, including, but not limited to the risk of unforeseen capital requirements, lack of fully-developed products, failure of market acceptance, failure to establish time proven business relationships, and a competitive disadvantage vis-a-vis larger and more established companies. We may need to raise capital in the future, and if such capital is not available on acceptable terms, we may have to curtail or cease operations.

         The Company's business is dependent in part on being able to acquire and make available a broad selection of properties. Acquisition of these properties requires significant capital expenditure. While the Company intends to generate sufficient revenues in the future to fund our acquisitions, it is possible that we may need to raise additional capital. Consequently, we may be unable to raise sufficient additional capital on terms deemed acceptable. In that event, the Company may have to curtail or cease operations and/or limit the number of properties maintained in inventory. This could have an adverse impact on the Company's ability to effectively compete with other companies, which are able to offer customers a broader range of properties. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the holders of the common stock, and any debt securities could contain covenants that would restrict the Company's operations. In addition, if the Company raises funds by selling common stock or convertible securities, existing stockholders could face dilution of their shares.

Our success is highly dependent on identifying and acquiring suitable properties at a low cost.

         The Company's ability to generate revenues is highly dependent on its ability to maintain low acquisition costs while offering a wide range of suitable properties. There can be no assurance that the Company's acquisition teams will be successful in locating suitable properties on financially attractive terms.

Competition for properties may increase costs and reduce returns.

         The Company competes to acquire real property with individuals and other entities engaged in similar activities. Many of our competitors have greater financial resources, and thus, a greater ability to borrow funds and to acquire properties. Competition for properties may reduce the number of suitable acquisition opportunities available and may have the effect of increasing acquisition costs thereby adversely impacting Company profits.

We may be unable to sell a property if or when we decide to do so.

         The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond the Company's control. The Company cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable. The Company cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

         The Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot make any assurance that it will have funds available to correct such defects or to make such improvements.

Our principal stockholders have broad control over our operations.

         The Company's principal stockholders beneficially own approximately 86% of the issued and outstanding share capital of the Company. As a result these stockholders are able to exercise significant influence over the Company.

 We depend on key personnel and affiliates.

         The Company's success depends to a significant degree upon the continued relationship with certain of its affiliates and the contribution of its executive management team. If any of the Company's executives decide to leave the Company, its operations and/or financial condition may be adversely affected.


General Real Estate Risks.

         The Company is subject to risks generally associated with the ownership of real estate, including:

o        changes in general or local economic conditions;
o changes in supply of or demand for similar or competing properties in the area;
o        bankruptcies, financial difficulties or lease defaults by customers;
o changes in interest rates and availability of permanent mortgage financing that may render the sale of a property difficult or unattractive or otherwise reduce the returns to stockholders;
o changes in governmental rules, regulations, and fiscal policies, including changes in tax, real estate, environmental, and zoning laws;

o        periods of high interest rates and tight money supply.

         The Company's operations can be negatively affected by the occurrence of any of these or other factors beyond the Company's control.

We may be subject to litigation, which could divert substantial time and money from our business.

         The Company may be subject to claims from customers or other third parties. If such parties are successful, they may be able to obtain injunctive or other equitable relief, which could effectively diminish the Company's ability to further acquire, subdivide, and sell properties, and could result in the award of substantial damages. Management may be required to devote substantial time and energy in defending any such claims.

Risks Related to the Ownership of the Company's Stock:


There is a limited market for the Company's common stock. If a substantial and sustained market for the Company's common stock does not develop, the Company's stockholders may have difficulty selling, or be unable to sell, their shares.

         The Company's common stock is presently traded in the "Other" Over-the-Counter or "Grey Market" market on an unsolicited quote basis wherein trades are reported by broker-dealers to their Self-Regulatory Organization ("SRO") which distributes the trade data to market data vendors and financial websites. Since bids and offers are not collected in a central location, market transparency and best execution are more elusive. There is only a limited market for the Company's common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for the Company's common stock does not develop, the Company's stockholders may have difficulty selling, or be unable to sell, their shares.

         The Company has filed this registration statement to register its common stock under the '34 Act in order to meet the current requirements for quotation on the OTC Bulletin Board. The Company's stock can be quoted on the OTC Bulletin Board if, and only if:

o the Securities and Exchange Commission ("SEC") has no further substantive comments on the Company's registration statement, and
o a broker-dealer files a Form 15c-211 with the NASD to permit the Company's common stock to be quoted on the OTC Bulletin Board and the broker is granted the right to quote the Company's stock.

         Accordingly, we cannot provide any assurance that we will achieve quotation of our stock on the OTC Bulletin Board.

Substantial sales of the Company's common stock could cause stock price to fall.

         As of July 18, 2006, the Company had 9,831,042 shares of common stock outstanding of which approximately 8,829,447 shares are considered "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933 ("'33 Act"). These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the affect, if any, that the sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of the Company's common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

The Company has a significant number of shares authorized but unissued. These shares may be issued without stockholder approval. Significant issuances of stock would dilute the percentage ownership of the Company's current stockholders and could likely have an adverse impact on the market price of the common stock.

         As of July 18, 2006, the Company had an aggregate of 90,168,958 shares of common stock authorized, but unissued, and not reserved for issuance for any specific purpose. All of such shares of common stock may be issued without any action or approval by the Company's stockholders. Any such shares issued would further dilute the percentage ownership of the Company's current stockholders and would likely have an adverse impact on the market price of the common stock.

The Company does not intend to pay dividends in the near future.

         The Company's board of directors determines whether to pay dividends on the Company's issued and outstanding shares. The declaration of dividends will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company's Board of Directors does not intend to declare any dividends on the Company's shares for the foreseeable future. The Company anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes.

Classification of the Company's securities as a "Penny Stock".

         The price of our common stock is currently below $5.00 per share, and is therefore considered "penny stock" under Rule 3a51-1 of the '34 Act. As such, additional sales practice requirements are imposed on broker-dealers who sell to persons other than established customers and "accredited investors" as defined in Rule 501 of Regulation D as promulgated under the '33 Act. The prerequisites required by broker-dealers engaged in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

         With respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the '34 Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         Broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

         Additionally, broker-dealers must provide customers with current bid and offer quotations for penny stocks, the compensation payable the broker-dealer and its salesperson in the transaction, and the monthly account statements showing the market value of each penny stock held in a customer's account.

         Accordingly, the market liquidity of the Company's common stock and the ability of any present and prospective stockholder-investors to sell their securities in the secondary market is limited due to the above penny stock regulations and the associated broker-dealer requirements.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this registration statement. In addition to the historical financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement.

Overview

         The Company acquired Landbank, LLC and its real property operations in January 2006. Concurrent with this acquisition, there was also a change in management and principal ownership of the Company. Prior to its acquisition of Landbank, LLC, the Company was engaged, through its former operating subsidiary, iSNG, in the development of computer network storage solutions. From 1999 through November 2004, the Company was dormant, with no operations. It was only during the period from November 2004 to December 2005 that the Company, as iStorage Networks, Inc., was operational. Landbank, LLC had only a limited operating history prior to being acquired by the Company, commencing operations in the second quarter of 2005. Accordingly, we have not included below any discussion of changes in the Company's financial condition or results of operations for the fiscal year ended December 31, 2005 compared to 2004 or for any prior years, as we believe such discussion would not be meaningful. See Operating Results below.

         Since January 2006, the Company has been engaged solely in the business of acquiring parcels of land in bulk, primarily through the real property tax lien foreclosure process and then reselling the land as individual parcels. The Company's business is asset intensive. Since the business is predicated on identifying, repackaging, and selling properties, long-term investment decisions do not play a significant role. Interest rate trends do not necessarily impact the Company's business; as such rates tend to produce a canceling effect in terms of both the purchase and the resale prices.

         We currently have operations in nine states, and have also acquired properties in Mexico. We are not dependent on any single customer and no customer represents over 10% of our total revenues.

         The objective of the Company is to achieve and sustain a manageable growth rate that will enable it to become a market leader in its field. Management believes that this objective can be achieved by expanding the Company's "direct to consumer" marketing efforts, developing networking responsiveness to assess buyer satisfaction, and dedicating additional resources to acquisition efforts. To date, marketing efforts have confirmed that customers who buy have a recurring need to buy for investment and/or resale purposes. Consequently, each customer represents the potential for multiple sales. The fact that the Company operates in several geographical regions tends to mitigate any seasonal or regional factors that might impact its business operations.

         We derive revenue solely from the sale of the properties we acquire.

         We incur the following costs of revenue:

Operating Expenses

         Sales and Marketing Expenses. Our sales and marketing expenses, excluding royalty agreements, consist primarily of personnel costs for our sales and marketing staff, in addition to commissions, travel and lodging, marketing programs, and allocated facilities, and other related overhead. We pay commissions as we recognize revenue and collect receivables.

         Acquisition Team. We have a team of seven acquisition specialists responsible for identifying and acquiring suitable properties. Expenses consist primarily of personnel costs for team members, in addition to commissions, travel and lodging, and other related overhead. We pay commissions only upon completion of the purchase transaction, including transfer of the deed. Due to a marked increase in customer demand for properties, the number of acquisition specialists, and hence expenses in this category, increased significantly in February 2006.

         General and Administrative Expenses. Our general and administrative expenses consist of personnel costs for executives, finance/accounting, and human resources as well as costs relating to travel and lodging, accounting/audit services, legal, and other professional services.

         Acquisition Costs. We have acquired all of our properties to date, with the exception of certain parcels in Nevada, for cash. The average cost of properties that we acquire varies depending on the size, location and other specific characteristics of each property.

         Income Taxes. Our income tax expense includes the tax obligations for the multiple tax jurisdictions in which we operate. The income tax expense is affected by the profitability of our operations in the jurisdictions in which we operate, the applicable tax rate for these jurisdictions, and our tax policies. We make significant estimates in determining our consolidated income tax expense. If our actual amounts differ from these estimates, our provision for income taxes could be materially impacted.

         Royalty payments. We derive a significant number of customers from databases developed by certain of our affiliates. Pursuant to royalty agreements, we pay a royalty to these affiliates equal to 35% of gross profits (less acquisition costs) earned by us on any cash sale of a property to a customer referred to us under these royalty agreements. Our ability to draw on these customer databases significantly reduces our direct sales and marketing expenses.

         In the future, the Company intends to continue to make use of its affiliate databases, but also hopes to develop other distribution methods, particularly where the Company acquires a significant number of lots in one area. The Company intends to continue to expand into new states for the purchase of suitable properties.

Operating Results

         Provided below is a discussion of the financial condition and results of operations relating to the Company's current operations, which commenced in January 2006 with the Company's acquisition of Landbank, LLC. Since that time the Company has had no other operations. The consolidated financial results for the six-month period ended June 30, 2006 and the audited financial results for the year ended December 31, 2005 presented in Part F/S of the registration statement and discussed below therefore represent the results of operations of Landbank, LLC. Accordingly, we have not included any discussion of the results of the Company's former operations, as we do not believe such discussion would be meaningful.

         Six months ended June 30, 2006 compared to the sixth-month period ended June 30, 2005.

         For purposes of meaningful discussion, the consolidated financial results for the six-month period ended June 30, 2006 have been compared with the results of operations for Landbank, LLC for the same period in 2005. Note that significant changes are primarily a result of the fact that Landbank, LLC did not commence operations until the second quarter of 2005, and had only limited operations during such period.

         Net revenue for the first six months of 2006 was $2,227,083, compared to $244,310 for the same period in 2005. The significant increase in net revenues, on a year-to-year basis, is due to the Company's limited business operations during the six-month period ending June 30, 2005. The Company generated revenue during the entire six-month period ending June 30, 2006.

         Cost of goods sold during the period ending June 30, 2006 was $1,635,986, which consisted of land costs ($1,014,390), royalties to an affiliate ($305,934), processing fees ($100,035), sales commissions ($90,437), dues and taxes ($71,511), and merchant fees ($53,679). During the same period in fiscal year 2005, cost of goods sold totaled $200,193, which consisted of land costs ($161,040), royalties to an affiliate ($23,755), sales commissions ($8,030), merchant fees ($4,818), and processing fees ($2,550). The significant increase is due to the fact that the Company had limited operations during the six-month period ending June 30, 2005, with the result being far less properties sold as compared to the same period in fiscal year 2006.

         Gross profit for the six months ending June 30, 2006 was $591,097, as compared to $44,116 in the same period ending June 30, 2005.

         Operating expenses for the first six months of 2006 were $1,057,886, compared to $62,950 for the same period in 2005. Operating expenses for the six months ending June 30, 2006 consisted primarily of salaries and related taxes ($211,232), legal/professional/accounting fees ($718,697), and travel expenses ($64,931). Salaries and related taxes increased as the Company increased headcount from one (1) employee as of June 30, 2005 to fifteen (15) as of June 30, 2006. Professional fees increased as the result of (1) the transaction involving the acquisition of LandBank, LLC by the Company, (2) audit fees for fiscal year 2005, (3) consulting fees incurred in relation to fundraising and public relations (the Company expensed $374,667 in relation to stock issued to consultants), and (4) fees incurred in connection with the preparation and filing of this Registration Statement.

         The Company incurred a one-time charge during the period ending June 30, 2006 of $140,000 relating to its acquisition of LandBank, LLC. This non-recurring charge represents a cash payment made by Landbank, LLC per the terms of the acquisition agreement.

         Interest expense for the six months ending June 30, 2006 totaled $76,941, of which $48,988 was interest accrued on funds owed to affiliates and the remaining $27,953 being interest paid on the loan for the Pershing County,

Nevada properties. During the six months ending June 30, 2005, interest expense totaled $6,470, all of which was accrued on funds owed to affiliates.

         For the six-month period ended June 30, 2006, the Company had a net loss, before taxes, of $683,730. The comparable result for the same period in 2005 was a net loss of $25,304. The Company's operating results during the six month period ending June 30, 2006 were adversely impacted by (1) the one-time charge of $140,000 to acquire Landbank, LLC, (2) the legal and professional fees incurred in the acquisition of Landbank, LLC, (3) the $374,667 one-time charge for stock issued to consultants, and (4) the preparation and filing of this registration statement.

Fiscal Year ended December 31, 2005

The discussion below refers to the results of operations of the Company's wholly-owned operating subsidiary, Landbank, LLC prior to its acquisition by the Company in January 2006. Landbank, LLC's first year of operation was 2005.

Revenue for the twelve-month period ended December 31, 2005 was $1,264,313, with cost of goods sold totaling $933,968. Cost of goods sold consisted of the following:

         Land costs                                   $640,529
         Royalties to affiliate                        177,878
         Sales commissions                              41,570
         Processing fees                                40,334
         Merchant fees                                  24,942
         Dues and taxes                                  8,715
                                                      $933,968

         Gross profit for fiscal year 2005 was $330,345.

         Fiscal year 2005 operating expenses totaled $182,420, which consisted primarily of legal and professional fees of $119,406, travel expenses of $46,045, salaries and related taxes of $36,400, and office rent to an affiliate of $12,570. These expenses were partially offset by other income totaling $36,266.

         Income from operations for the twelve month period in 2005 was $147,925, which was offset by interest expense of $59,552, of which $19,118 was paid on the loan for the Nevada property with the remaining $40,434 of interest expense being accrued on funds borrowed from affiliates.

         Income before taxes was $88,373 for fiscal year 2005, while net income was $82,373 after a $6,000 provision for income taxes.

Assets and Liabilities

         As stated above under "Operating Results," for meaningful comparison purposes, the assets and liabilities of the Company as of June 30, 2006 based on its consolidated financial statements for the six-month period then-ended, have been compared with the assets and liabilities as of December 31, 2005 (the end of our most recent fiscal year) as set forth in the 2005 audited financial statements for its operating subsidiary, Landbank, LLC, as opposed to the assets and liabilities of the Company's former operations.

         The Company had a cash balance of $118,282 as of June 30, 2006, a decrease of $513,143 from the $631,425 on hand as of December 31, 2005. Cash decreased as the result of (1) the Company's net loss during the six-month period ending June 30, 2006, and (2) the purchase of additional properties.

         Inventory was $3,282,036 as of June 30, 2006, an increase of $845,558 from the $2,436,478 that was held as of December 31, 2005. The Company purchased significant new holdings in both Pennsylvania and Colorado during the first six months of fiscal year 2006.

         Prepaid expenses totaled $246,858 as of June 30, 2006, which consisted of accrued royalties to an affiliate ($130,072), dues and taxes ($37,946), sales commissions ($31,055), processing fees ($29,300), and merchant fees ($18,485). Prepaid expenses were $324,627 as of December 31, 2005, which consisted of accrued royalties to an affiliate ($202,882), processing fees ($51,600), sales commissions ($43,841), and merchant fees ($26,304).

         As of June 30, 2006, the Company owed $2,438,807 to affiliates, an increase of $115,966 from the $1,322,841 owed to affiliates as of December 31, 2005. The increase in the amounts owed to affiliates is primarily the result of the Company borrowing cash to purchase additional properties. As of June 30, 2006, the amount owed to affiliates consisted of principal in the amount of $2,349,385 and accrued interest of $89,422.

         As of June 30, 2006, the Company owed $531,152 to a third party who financed the Company's purchase of properties in Pershing County, Nevada. The properties were purchased in August 2005, and the amount owed as of December 31, 2005 was $572,709. The Company is required to make monthly payments of principal and interest, with total principal payments of $41,557 and interest payments of $27,953 having been made by the Company during the six months ending June 30, 2006.

Liquidity and Capital Resources

         To date, the Company has funded the cost of the acquisition of new properties primarily from net revenues received from sales of properties in inventory and from funds borrowed from affiliates. The Company has not incurred any debt in order to finance its operations, with the exception of amounts due to affiliates and mortgages taken out for 19 sections of land acquired in Pershing County, Nevada in 2005. These mortgages bear interest at 10% per annum and mature September 1, 2015. The Company anticipates selling these properties by December 31, 2007 and repaying these mortgages in full.

         While the Company believes that it can achieve its current objectives without raising additional capital, additional capital would allow the Company to benefit from economies of scale in the real estate market and to shorten the lead-time required to acquire new properties. Toward that end, the Company has engaged consultants to advise it with respect to raising capital in the public and/or the private marketplaces in the short and medium term. The Company believes, however, that based upon current plans, it will able to fund its current operations from existing cash flows from operations for the next 12 months without raising any additional capital. To the extent that our cash flow from operations is insufficient to fund our future activities, we may need to raise additional funds through equity or debt financing. There can be no assurance that such financings can be obtained on favorable terms, if at all.

         Since the Company had revenues in fiscal year 2005 and for the first six months of 2006, the Company plans to continue its current model, namely, an emphasis on carefully selecting investment opportunities while at the same time broadening its resale base.. The Company has no plans to make any significant changes in the number of its employees, although we do anticipate possibly increasing the number of acquisition specialists as we expand into new states.

         The Company has no material commitments for capital expenditures as the Company lets marketplace conditions serve as its guide in terms of acquisition exposure. There are no significant elements of income or loss that arise from other than the Company's continuing operations.

         Off-balance Sheet Arrangements

         We do not have any off-balance sheet arrangements, as defined in Item 303 of Regulation S-B.

Item 3.  Description of Property

         The Company's principal office is located in Van Nuys, California. The Company shares this address, with its approximately 21,000 square feet of office space at no charge with its affiliate Family Products, LLC ("FPLLC"). The Company estimates that it uses approximately 300 square feet of office space at this facility, with the estimated monthly rent value being approximately $207, which the company deems as not material. Doug Gravink and Gary Hewitt, Directors and CEO and President respectively of the Company jointly own FPLLC. FPLLC leases this space is leased from 7030 Hayvenhurst, LLC ("7030"), under a five-year lease, which expires in 2008. 7030 is owned by H.G.I. Investments, LLC ("HGI"). HGI is affiliated with the Company through common ownership. Doug Gravink and Gary Hewitt, own a 41% interest in HGI.

         The Company also operates a satellite office in American Fork, Utah, a processing and acquisition facility in Alameda, California, and a sales office in Phoenix, Arizona. Space at the sales office is jointly leased with Mentoring of America, LLC ("Mentoring"), an affiliated company through common ownership. Mentoring is jointly owned by Doug Gravink and Gary Hewitt, Directors and CEO and President respectively of the Company. The lease term is three (3) years and expires in 2008. The Company pays a pro rata share of the lease payments based upon the percentage of space it occupies. The Company does not pay rent at either the American Fork or Alameda offices. The American Fork space is shared with Mentoring, with estimated usage of approximately 200 square feet and an estimated cost, if the Company was required to pay rent, of approximately $360 per month, which amount the Company believes immaterial. The Alameda office space is provided by John Beck with an estimated usage of approximately 200 square feet. The estimated cost, if the Company were required to pay rent, would be approximately $200 per month which amount the Company believes is immaterial.

         Investments in real estate or interests in real estate. The Company does not hold any investments in real estate or interests in real estate. The Company acquires real property for immediate resale only, and not for investment purposes. The Company purchases the properties for cash and does not operate or mortgage  any of the  properties  with the sole  exception  of land in  Pershing
County,  Nevada.  This  property is the only property in inventory for which the book  value  amounts  to ten  percent  (10%) or more of the total  assets of the
Company and its consolidated subsidiary for the last fiscal year. The details of the mortgage on this property are set forth in Note 10 to the Notes to Unaudited
Financial   Statements  for  Landbank  Group,  Inc.  and  Subsidiary.   Acquired
properties are recorded at cost and treated as inventory until sold.  Properties appear  in  inventory  as  lots or bulk  tracts  depending  upon  the  stage  of development. Set forth below are the inventories (rounded to the nearest dollar)
as of December 31, 2005, and June 30, 2006:

--------------------------------------------------------------------------------
         Period Ended              Inventory           Inventory Value
         ------------              ---------           ---------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Year Ended 12/31/05       Individual Lots     $1,137,625
--------------------------------------------------------------------------------
           (audited)               Bulk Tracts          1,298,853
                                                       ----------
--------------------------------------------------------------------------------
                                                       $2,436,478
                                                       ==========
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Period Ended 06/30/06     Individual Lots     $1,455,420
--------------------------------------------------------------------------------
           (unaudited)             Bulk Tracts          1,826,616
                                                       ----------
--------------------------------------------------------------------------------
                                                       $3,282,036
                                                       ==========
--------------------------------------------------------------------------------

         Investment in real estate mortgages. The Company does not invest in real estate mortgages.

         Securities of or interests in persons primarily engaged in real estate activities. The Company does not have any investments in securities or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons beneficia1ly holding more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of July 18, 2006.

                                                                       (3)
      (1)                           (2)                       Amount and Nature of               (4)
Title of Class     Name and Address of Beneficial Owner     Beneficial Ownership (1)     Percent of Class (2)
                               Doug Gravink
 1. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%
                               Gary Hewitt
 2. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%
                               John Beck (3)
 3. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                      2,733,334                   27.8%
                               John Genesi


                                       16

 4. Common                 7030 Hayvenhurst Ave.
                            Van Nuys, CA 91406                            -0-                     -0-
                               Ray Gaytan
 5. Common                  11400 Olympic Blvd.
                           Los Angeles, CA 90064                        4,680                   <0.001%
                             Stephen Weber (4)
 6. Common                    5808 Varna Ave.                         200,000                    2.4%
                            Van Nuys, CA 91401
 7. Common         Directors and Executive Officers as              8,400,002                   85.8%
                            a Group (6 persons)

         (1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

         (2) Percentages are based on 9,831,042 shares of common stock issued and outstanding as of July 18, 2006.

         (3)      Held as JTWRS with his wife.

         (4) Shares issued to Investment Capital Researchers, Inc. ("ICR") pursuant to an agreement dated August 1, 2005, and amended June 27, 2006 for the provision of advisory services to the Company. Stephen Weber is the sole stockholder and director of ICR.

         (5) On November 2, 2006, the Company granted options to each of its independent directors to acquire Company common stock pursuant to the Company's 2006 Stock Incentive Plan. The grant of these options is intended to be in lieu of any salary or other compensation for their services on the Board. The options will vest 20% per year over five (5) years, commencing December 31, 2006. The total amount of shares which may be issued under these awards is 1,200,000.


Item 5.  Directors, Executive Officers, Promoters and Control Persons

         Landbank has a five person Board of Directors, two of whom are independent of the Company. In addition, the Company has formed an Audit Committee, effective July 12, 2006, comprised of Ray Gaytan and Steve Weber, the two independent directors of the Company. Mr. Gaytan serves as the audit committee financial expert for the Committee.

--------------------------------------------------------------------------------
Name                       Age              Position Held and Tenure
--------------------------------------------------------------------------------
Doug Gravink               50               Director and Chief Executive Officer
--------------------------------------------------------------------------------
                                            since January 2006
--------------------------------------------------------------------------------
Gary Hewitt                50               Director and President and Secretary
--------------------------------------------------------------------------------
                                            since January 2006
--------------------------------------------------------------------------------
John Genesi                42               Chief Financial Officer
--------------------------------------------------------------------------------
                                            since July 2006
--------------------------------------------------------------------------------
John Beck                  63               Director since January 2006
--------------------------------------------------------------------------------
Ray Gaytan                 53               Independent Director since January
--------------------------------------------------------------------------------
                                            2006
--------------------------------------------------------------------------------
Stephen Weber              58               Independent Director since January
--------------------------------------------------------------------------------
                                            2006
--------------------------------------------------------------------------------

Biographical Information.

Doug Gravink, Chief Executive Officer. Mr. Gravink has been Chief Executive Officer and a director of the Company since January 2006. Concurrently with his role as CEO of the Company, Mr. Gravink serves as the co-managing member of a multimedia marketing company, Family Products, LLC ("FPLLC"), a position he has held for the last five (5) years. From 1993 to 1997, Mr. Gravink served as President of Positive Response Media, Inc.

Gary Hewitt, President. Gary Hewitt has been President, Secretary, and a director of the Company since January 2006. Concurrently with his role as President of the Company, Mr. Hewitt serves as the co- managing partner with Doug Gravink of FPLL.

John Genesi, Chief Financial Officer John Genesi has served as the Company's Chief Financial Officer since July 2006. Prior to joining the Company, Mr. Genesi served as CFO and a director of Technical Services and Logistics Inc. In 1997, Mr. Genesi joined DAS Devices, Inc. as its corporate controller, where he implemented and managed DAS Devices' accounting/finance controls and procedures.

John Beck, Director. John Beck has served as a director of the Company since January 2006. Mr. Beck is the author or co-author of numerous books and articles on real estate and real estate related investing. For the past 15 years, Mr. Beck has conducted and continues to conduct real estate investment seminars, and has appeared as a resident expert on foreclosures on numerous radio and television shows. In addition to a law degree, John Beck holds MBAs in both Taxation and Real Estate.

Ray Gaytan, Independent Director. Ray Gaytan has served as a director of the Company since January 2006. Since 1990, Mr. Gaytan has headed his own accounting firm, Gaytan, Baumblatt & Leevan, LLP. Mr. Gaytan is a certified public accountant.

Stephen Weber, Independent Director. Mr. Weber has served as director of the Company since January 2006. Mr. Weber formed and currently serves as President of Sutton and Associates a commercial real estate company, and Investment Capital Researchers, a company that invests in first trust deeds in the residential market. Prior to forming these companies, Mr. Weber was President of Positive Response Television, Inc., a direct marketing and media company that he founded in 1989, and President and Chief Financial Officer of Valencia International Entertainment, a television production company

         Gary Hewitt and Doug Gravink are parties to a consent decree negotiated with the Federal Trade Commission ("FTC"), pursuant to which they and a number of other companies agreed not to sell a specific type of abdominal muscle stimulator in the United States following a ruling by the FTC that such devices required Federal Drug Administration ("FDA") approval and that any such devices not FDA approved are banned. The consent decree is completely unrelated to the Company's business.


Item 6.  Executive Compensation.

         All of the Company's  existing  officers  joined the Company in January
2006 or later. The Company currently pays no salary or other compensation to its
Chief Executive Officer or President. John Genesi, the Company's Chief Financial
Officer since July 2006, is paid an annual base salary for 2006 of $110,000. For the fiscal year ending  December 31, 2006,  the Company does not expect that any officer,  employee  or  consultant  of the Company  will  receive  total  annual compensation  (salary,  bonus,  and/or  compensation  in the form of  equity) in excess of $100,000.  As of the end of the Company's most recent fiscal year, the
Company had never granted options or stock  appreciation  rights ("SARs") to its directors or officers and had no long-term  incentive  plan  ("LTIP"),  bonus or deferred compensation or retirement plan.  Therefore,  columns (f), (g), and (h)
do not appear in the Summary  Compensation Table set forth below. On November 2,
2006,  the  Board  adopted  a  Stock  Incentive  Plan.  The  Company's  two  (2)
independent  directors were granted options under this Plan on November 2, 2006.
These options will not begin vesting until December 31, 2006.

         The table below summarizes the compensation of the Company's officers for the last fiscal year, all of whom are no longer with the Company:

                           Summary Compensation Table


-----------------------------------------------------------------------------------------
                                              Annual Compensation
                                      ----------------------------------
                                                            Other Annual       All Other
    Name and Principal                Salary      Bonus     Compensation     Compensation
         Position            Year      ($)         ($)          ($)              ($)
-----------------------------------------------------------------------------------------
            (a)              (b)       (c)         (d)          (e)              (i)
-----------------------------------------------------------------------------------------
 M. Thomas Makmann (1)       2005      -$0-                                      (2)
 Former President, and
 Chief Executive Officer
-----------------------------------------------------------------------------------------
 Gregory Pelletier (1)       2005     $67,000
                                                                             ------------
 Former Chief Operating
 Officer and
 Secretary
-----------------------------------------------------------------------------------------
 Doug Donsbach (1)           2005     $67,000
 Chief Technical Officer
 and Vice President,
 Engineering
-----------------------------------------------------------------------------------------
 Roger Kirkland (1)          2005     $81,000
 Vice President, Sales
-----------------------------------------------------------------------------------------

         (1) Served as the Company's officers through January 26, 2006.
         (2) Does not include $140,000 received by Mr. Makmann from the Company in connection with the divestiture of the Company's prior operating subsidiary, iSNG.


 Item 7. Certain Relationships and Related Transactions.

         The Company has entered into royalty agreements with several direct-marketing companies, namely, John Beck's Amazing Profits, LLC ("JBAP"), John Alexander LLC ("JA"), and Jeff Paul LLC ("JP"). JBAP, JA and JP are affiliates of the Company and are owned by Family Products, LLC ("FPLLC"). FPLLC is in turn owned and controlled by two of the Company's principal stockholders, Gary Hewitt and Doug Gravink, who are officers and directors of the Company. These marketing companies provide customer leads for Landbank's property sales, in return for a royalty of 35% of gross profit less acquisition costs on the sale of any property that was result of a lead provided by such marketing company. Aggregate royalties paid by Landbank, LLC to these marketing companies in 2005 amounted to $380,761. John Beck, a director of the Company, was the creator of the marketing concept for JBAP and continues to provide services to JBAP, including the development of materials sold to participants and the creation and conduct of seminars. Mr. Beck also serves as the "figurehead" for this company. As partial consideration for his services, Mr. Beck receives a profit participation of 50% of the royalty payments received by JBAP pursuant to the royalty agreement with the Company, and is also reimbursed for certain home-office expenses.

         The Company, through its operating subsidiary Landbank, LLC, shares office space with FPLLC at no charge for its headquarters in Van Nuys, California. The Company estimates that it uses approximately 300 square feet of office space at this facility, with the estimated monthly rent value being approximately $207, which the company deems as not material. The Company does not pay rent at either the American Fork or Alameda offices. The American Fork space is shared with Mentoring, with estimated usage of approximately 200 square feet and an estimated cost, if the Company were to pay rent, of approximately $360 per month, which amount we do not view as material. The Alameda office space is provided by John Beck, with an estimated usage of approximately 200 square feet. The estimated cost, if the Company were required to pay rent, would be approximately $200 per month, which is an amount we do not view as material. The Company's office in Phoenix, Arizona is subleased from Mentoring, an affiliated company through common ownership. Mentoring is owned by Messrs. Gravink and Hewitt. Under the terms of the sublease arrangement, the Company pays a pro rata share of the rent paid by Mentoring, based upon the portion of the space occupied by the Company. The Company has paid lease payments totaling $23,679 through June, 2006.

         The wife of John Beck, a director of the Company, currently serves as co-manager of Landbank, LLC, the Company's operating subsidiary. Mrs. Beck does not receive a salary or other compensation from Landbank, LLC or the Company. The Company employs Mr. and Mrs. Beck's three adult children as acquisition specialists. Each receives standard salary and commission paid to other members of the acquisition team.

         Ray Gaytan, a director of the Company, has through his accounting firm of a Gaytan, Baumblatt & Leevan, LLP, provided accounting services in the past to the Company, Landbank, LLC and the FPLLC group of companies. In 2005, the Company and Landbank, LLC paid to Gaytan, Baumblatt & Leevan, LLP an aggregate of $10,650 for accounting services rendered. Mr. Gaytan may continue to provide accounting services to the Company and Landbank, LLC in the future. Mr. Gaytan does not serve as the Company's independent auditor.

         The Company has assumed an agreement entered into between Landbank, LLC and Investment Capital Researchers, Inc. on August 1, 2005, as amended, pursuant to which Investment Capital Researchers agreed to provide certain advisory and finder services to Landbank, LLC and Company in connection with fundraising opportunities. Consideration under this agreement payable to Investment Capital Researchers is payable in shares of common stock of the Company. To date, 200,000 shares have been issued under this agreement. Stephen Weber, a director of the Company, is the president of Investment Capital Researchers.

         On January 26, 2006, in connection with the acquisition of Landbank, LLC, the Company effected the transfer of an aggregate of 8,200,002 shares of unregistered common stock (as adjusted for the subsequent 10:1 reverse split) from existing stockholders and officers of the Company, to Messrs. Gravink, Hewitt, and Beck in exchange for their membership interests in Landbank, LLC. Simultaneously with this transaction, the Company transferred all of the outstanding shares of iStorage Networks Group, Inc., the prior operating subsidiary of the Company, to QED Storage, a company owned by Thomas Makmann, the Company's former President and Chief Executive Officer, and other former officers of the Company. In connection with this divestiture and these officer's participation in the transfer of shares to the members of Landbank, LLC, and delivery of a release of claims, QED Storage received a cash payment of $140,000.

Item 8.  Description of Securities

Common Stock

         The Company is authorized to issue 100,000,000 shares of Common Stock. As of July 18, 2006, there are 9,831,042 shares of common stock issued and outstanding and held of record by 19 stockholders. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

         Ten percent (10%) of the unissued shares of the Company have been reserved for issuance to consultants. An additional 3,000,000 shares have been reserved under the Company's 2006 Stock Incentive Plan. Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of common stock are entitled to receive, pro rata, the net assets of the Company available to stockholders.

         Charter Documents

         Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals since, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

         -- elimination of cumulative voting in the election of directors;

         -- prohibitions on our stockholders from acting by written consent and calling special meetings;

         -- procedures for advance notification of stockholder nominations and proposals, and

         -- the ability of the board of directors to alter our bylaws without stockholder approval.

         Delaware Law

         We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

         --prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         --holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to receive, pro rata, the net assets of the Company available to stockholders. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.

         --upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         --on or following the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

         Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with
affiliates   and   associates,   owns  or,  within  three  years  prior  to  the
determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

Preferred Stock

         The Company presently is not authorized to issue any Preferred Stock.

Transfer Agent and Registrar

         The Company's transfer agent for its Common Stock is:
         Routh Stock Transfer
         5700 West Plano Pkwy., Suite 1000, Plano, TX  75093.
         Telephone number: (972) 381-2782.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

         The Company's shares are presently listed for trading with the trading symbol "LBAN" in the "Other" Over-the-Counter or "Grey Market" wherein trades are reported by a broker-dealer to its Self-Regulatory Organization ("SRO") which distributes the trade data to market data vendors and financial websites. Since bids and offers are not collected in a central location, market transparency and best execution are more problematic. The Company is in the process of seeking reinstatement to the Pink Sheets. Pursuant to SEC Rule 15c2-11, a Form 211 has been filed by a Market Maker to actively publish quotes in the Company's stock.

         Based on information obtained from Bloomberg, L.P., the offer and bid quotations for the common stock for each quarter ended December 31, 2004, fiscal year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006 are set forth in the table below:


              Quarter Ended                                 Price Range(4)
              -------------                                 --------------

                                                High($)             Low($)
         Quarter ended 12/31/04     (1) (2)     $ 65.00             $11.00

         Quarter ended 3/31/05      (3)         $ 13.00             $ 4.00
         Quarter ended 6/30/05      (3)         $  5.50             $ 1.20
         Quarter ended 9/30/05      (3)         $  4.00             $ 0.50
         Quarter ended 12/31/05     (3)         $  1.50             $ 0.50

         Quarter ended 03/31/06     (3)         $ 23.00             $ 0.50
         Quarter ended 06/30/06     (3)         $  1.40            $ 0.20

         (1) Quotation information is not available prior to 12/09/04.
         (2) Quotes obtained under the symbol "LBKG"
         (3) Quotes obtained under the symbol "LBAN"
         (4) All prices reflect a 1-to-10 reverse stock split effected on June 30, 2006.

Currently, there are no broker-dealers making an active market in the Company's common stock. As of September 29, 2006, the last trade was executed at $0.10. Since the stock trades in the "Other OTC" or "Grey Market", there are no current closing bid and ask prices for the common stock.

Holders

         As of July 18, 2006, there were 19 registered holders of record of the Company's Common Stock.

Dividends

         The Company has not paid any cash dividends to date, and it has no intention of paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company's Board of Directors and to certain limitations imposed under the California Statutes. The timing, amount and form of dividends, if any, will depend upon, among other things, the Company's results of operation, financial condition, cash requirements, and other factors deemed relevant by the Board of Directors.

Item 2.  Legal Proceedings

         There are neither any current, past, pending or threatened legal proceedings nor administrative actions by the Company nor is the Company aware of any such actions or proceedings against it that could have a materially adverse affect on the Company's business, operations or financial condition.

Item 3.  Changes in and Disagreements with Accountants.

None

Item 4.  Recent Sales of Unregistered Securities.


During the past three years, the Company has issued and sold the following securities:

(a) On November 15, 2004, as consideration for the acquisition of all shares of iSNG, 5,000,000 shares of common stock were issued it a private placement to the sole former stockholder of iSNG and two new members of management, in reliance on Section 4(2) of the '33 Act.

(b) On March 31, 2005, a total of 3,200,000 additional shares were issued to members of management, and 7,000 shares to employees, in a private placement in reliance on Section 4(2) of the '33 Act, as compensation for services performed.

(c) In March/June, 2005, The Company issued an aggregate of 1,919,143 shares to a total of fifteen investors, at $0.025 per share, in reliance on Section 4(2) of the '33 Act.

(d) On December 22, 2005, the Company issued 500,000 shares in connection with the exercise of an outstanding warrant issued for $50,000, in reliance on
Section 4(2) of the '33 Act.

(e) On June 30, 2006, the Company issued a total of 624,444 shares to certain of its advisors, under Section 4(2) of the '33 Act, as compensation for services performed.

(f) In July 2006, 1,394 shares were issued as a result of rounding in connection with the 10:1 reverse split effected by the Company on June 30, 2006.

Except for the shares described in paragraph (f), all of the foregoing share issuances were issuances of restricted securities (as such term is defined under Rule 144 under the '33 Act), and the share certificates representing such shares bear on their face the appropriate securities legend. All recipients had adequate access, through their relationships with the Company, to information about the Company. All share amounts above are stated to reflect the 10:1 reverse split of the Company's common stock effected June 30, 2006.

Item 5. Indemnification of Directors and Officers.

         The Company's Certificate of Incorporation provides that the Company may indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. The bylaws of the Company provide that the Company shall indemnify its directors and officers, and shall have the power to indemnify its employees and agents, in each case to the fullest extent permitted by the General Corporation Law of Delaware. Section 145 of the General Corporation Law of the State of Delaware authorizes a Delaware corporation to indemnify officers, directors, employees and agents of the corporation, in connection with actual or threatened actions, suits or proceedings, provided that such officer, director, employee or agent acted in good faith and in a manner such officer, director, employee or agent reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. This authority is sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the '33 Act, as amended.

         The Company's bylaws also release the Company's directors from personal monetary liability to the corporation and to its stockholders for any breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of Delaware.

         Additionally, the Company maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

         The Company has also entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Certificate of Incorporation and bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

                                    PART F/S


The following  financial  statements are submitted  pursuant to the  information required by Item 310 of Regulation S-B

                              FINANCIAL STATEMENTS


Description


Unaudited Consolidated Financial Statements for the Six-Month Periods
Ending June 30, 2006 and 2005................................................F-2

Audited Financial Statements for the Year Ended December 31, 2005...........F-17

Unaudited Financial Statements for iStorage Networks, Inc. and Subsidiary
for the Year Ended December 31, 2005........................................F-37

Audited Financial Statements for the Acquiror for the Year Ended December
31, 2004....................................................................F-47

                       LANDBANK GROUP, INC. AND SUBSIDIARY



       Unaudited Consolidated Financial Statements and Accompanying Notes


             For the Six-Month Periods Ending June 30, 2006 and 2005

                       LANDBANK GROUP, INC. AND SUBSIDIARY



       Unaudited Consolidated Financial Statements and Accompanying Notes

                  For the Six-Month Period Ending June 30, 2006








                                Table of Contents




                                                                            Page

Consolidated financial statements (unaudited):

Consolidated balance sheet (unaudited)                                       F-4

Consolidated statements of operations (unaudited)                            F-5

Consolidated statements of cash flows (unaudited)                            F-6

Notes to consolidated financial statements (unaudited)                   F- 7-16

                      Land Bank Group, Inc. and Subsidiary
                      Unaudited Consolidated Balance Sheet
                               As of June 30, 2006


ASSETS

Current assets
                    Cash & cash equivalents                         $   118,282
                    Inventory - land parcels                          3,282,036
                    Advance - land purchases                             97,448
                    Prepaid expenses                                    246,858
                                                                    -----------

                    Total assets                                    $ 3,744,624
                                                                    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
                    Accounts payable                                $    45,605
                    Due to related parties                            2,438,807
                    Accrued expenses                                     54,253
                    Reserve for returns                                  80,123
                    Loan payable - current portion                       37,482
                    Deferred income                                     821,374
                                                                    -----------

                    Total current liabilities                         3,477,644
                                                                    -----------

Loan payable - non-current portion                                      493,670
                                                                    -----------

Commitments

Shareholders' deficit:
  Common stock, 100,000,000 shares authorized; $0.0001

    par value; 9,829,647 shares issued and outstanding                      983
  Additional paid in capital                                            373,684
  Accumulated deficit                                                  (601,357)
                                                                    -----------
           Total shareholders' deficit                                 (226,690)
                                                                    -----------

Total liabilities  and stockholders' deficit                        $ 3,744,624
                                                                    ===========


            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      LAND BANK GROUP, INC. AND SUBSIDIARY
                 Unaudited Consolidated Statement of Operations
             For the Six Month Periods Ended June 30, 2006 and 2005



                                                         2006           2005
                                                     -----------    -----------

Net sales                                            $ 2,227,083    $   244,310

Cost of sales, including royalty to a related
   party of $305,934 and $23,755, respectively         1,635,986        200,193
                                                     -----------    -----------

Gross profit                                             591,097         44,116
                                                     -----------    -----------

Operating expenses
        Related party rent                                11,109          1,779
        Operating expenses                             1,046,777         61,171
                                                     -----------    -----------

            Total operating expenses                   1,057,886         62,950
                                                     -----------    -----------

Loss from operations                                    (466,789)       (18,834)
                                                     -----------    -----------


Merger-related costs                                     140,000           --
                                                     -----------    -----------

Other expense

        Interest expense - bank                          (27,953)          --
        Interest expense - related party                 (48,988)        (6,470)
                                                     -----------    -----------

            Total other expense                          (76,941)        (6,470)
                                                     -----------    -----------

Net loss                                             $  (683,730)   $   (25,304)
                                                     ===========    ===========

                                                     ===========    ===========
Basic and diluted weighted average number of
common stock outstanding                               9,417,700      8,200,000
                                                     ===========    ===========

                                                     ===========    ===========
Basic and diluted net
loss per shares                                      $      (.07)   $      (.00)
                                                     ===========    ===========


            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       LAND BANK GROUP, INC AND SUBSIDIARY
                 Unaudited Consolidated Statement of Cash Flows
             For the Six Month Periods Ended June 30, 2006 and 2005


                                                         2006           2005
                                                     -----------    -----------
Cash flows from operating activities:

     Net loss                                        $  (683,730)   $   (25,304)

     Adjustments to reconcile net loss to net cash used by operating activities:

        Shares issued for service                        374,667           --
     Change in assets and liabilities:
     (increase) decrease:

        Inventory - land parcels                        (845,558)      (429,105)

        Advance - land purchases                         (97,448)          --

        Prepaid expenses                                  77,769         10,457
     Increase (decrease)

        Accounts payable                                  13,418          1,764

        Accrued expenses                                  31,348         47,796

        Reserve for returns                               53,975           --

        Deferred income                                 (511,993)        77,585
                                                     -----------    -----------

     Total adjustments                                  (903,822)      (291,503)
                                                     -----------    -----------

Net cash used by operating activities                 (1,587,552)      (316,807)
                                                     -----------    -----------
Cash flows from financial activities

     Due from affiliates                                 170,447           --

     Proceeds from affiliates                            945,519        463,667

     Repayment of loan payable                           (41,557)          --
                                                     -----------    -----------

Net cash provided by financial activities              1,074,409        463,667
                                                     -----------    -----------

Net change in cash and cash equivalents                 (513,143)       146,860

Cash and cash equivalents - beginning balance            631,425           --
                                                     -----------    -----------

Cash and cash equivalents - ending balance           $   118,282    $   146,860
                                                     ===========    ===========

Supplemental disclosure of cash flows information:

              Taxes paid                             $      --      $      --
                                                     ===========    ===========


              Interest paid                          $    27,953    $      --
                                                     ===========    ===========


            SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       LAND BANK GROUP, INC AND SUBSIDIARY
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies:
   -------------------------------------------------------

     Nature of business:
     -------------------

     LandBank   Group,   Inc.,   formerly  known  as  iStorage   Network,   Inc.
     ("iStorage"), formerly known as Camryn Information Services, Inc, was incorporated under the laws of the State of Delaware on May 13, 1997.

     On January 26, 2006, iStorage issued 8,200,000 shares of restricted stock (post-split) in exchange for all of the assets and liabilities of LandBank, LLC, a company organized in the State of California in December 2004, and $140,000 in cash. iStorage changed its name to LandBank Group, Inc. The former members of LandBank, LLC became approximately 90% owners of the Company.

     The exchange of shares with LandBank, LLC was accounted for as a reverse acquisition under the purchase method of accounting since the stockholders of LandBank, LLC obtained control of the consolidated entity (collectively, "the Company"). Accordingly, the merger of the two companies was recorded as a recapitalization of LandBank, LLC, where as LandBank, LLC was treated as the continuing entity. The historical results for the six month period ended June 30, 2006 include Landbank LLC, and Landbank Group, Inc. (from the acquisition date) while the historical results for the six month period ended June 30, 2005 includes only Landbank LLC. The financial statements of the legal acquirer (the Company) are not significant; therefore, no pro forma financial information is being submitted.

     The Company makes bulk acquisitions of parcels of land, and resells the land as individual parcels. The Company seeks to acquire a majority of its land "in-bulk" through the real property tax lien foreclosure process, either at local government tax sales, directly from local government entities having acquired property at tax sales, or directly from owners of tax-defaulted parcels prior to tax sale.

     The types of real estate acquired and sold by the Company include undeveloped acreage, houses, and lots. These parcels are marketed nationwide. The Company considers various criteria in connection with land acquisitions, including, but not limited to, location, availability of utilities, proximity to water, geographic desirability, proximity of major or significant population centers, and a host of other criteria. The Company is currently focusing on acquiring land in the following geographic regions in the U.S.: West, Southwest and East Coast. To date, the Company has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and in the State of Chihuahua, Mexico.

     The Company resells the land as individual parcels through multiple distribution channels, including Internet sales and leads developed by the Company, its affiliates or third party vendors. The Company also uses the Internet to market its properties.

     The Company shares its office space with its affiliates.

     The Company's principal office is located in Van Nuys, California. The property is leased from a real estate company related to the Company by common ownership under a five-year lease that expires in 2008.

     The Company also has a satellite office in American Fork, Utah, a processing and acquisition office in Alameda, California, and a sales office in Phoenix, Arizona. Office spaces at the American Fork location and the Phoenix location are also shared with its affiliates. The Alameda office space is provided by one of the directors of the Company.

     Summary of significant accounting policies

     The following summary of significant accounting policies used in the preparation of these consolidated financial statements is in accordance with generally accepted accounting principles.

     Principles of Consolidation

     The consolidated financial statements consist of the accounts of LandBank Group, Inc. ("Parent") and its wholly owned subsidiary LandBank, LLC, a California Limited Liability Company(collectively "The Company"). All material inter-company transactions have been eliminated in consolidation.

     Cash and cash equivalents

     For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of ninety days or less which are not securing any corporate obligations.

     Concentration

     The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     Inventory

     Inventory consists of raw land, most of which is acquired in sections, and then subdivided into individual lots for resale. Inventory is recorded at the lower of weighted average cost (on a section-by-section basis) or market.

     Income taxes

     Income taxes are accounted for in accordance with FASB-109 Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid, or payable, for the current year, plus the change in deferred taxes during the year.

     Use of estimates

     The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     Recognition of revenue and expenses

     The Company follows FASB 66, Accounting For Sales of Real Estate. Substantially all of the Company's land sales are all-cash transactions.
     The Company also had a small, insignificant number of financing transactions through June 30, 2006. Because the Company's policy for the all-cash transactions is to allow the buyer 60 days to rescind his real estate purchase, and because the Company does not issue the deed of trust on a financing sale until the note is paid in full, the deposit method of accounting is used. Under the deposit method, revenues and there related expenses, including inventory, are not recognized until the end of the buyer's 60-day rescission period, for the all-cash sales, and at the time the note is paid in full for the financing transaction(Also see note 9).

     Issuance of shares for service

     The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

     Segment reporting

     Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

     Recent pronouncements

     In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for
     Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. SFAS No. 155 is not expected to have a material effect on the consolidated financial position or results of operations of the Company.

     In March 2006 FASB issued SFAS 156 `Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
     2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
     3. Permits an entity to choose `Amortization method' or `Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.
     4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
     5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

     This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the consolidated financial statements.

     In September 2006, FASB issued SFAS 157 `Fair Value Measurements'. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

     In September 2006, FASB issued SFAS 158 `Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R)' This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

     1. A brief description of the provisions of this Statement
     2. The date that adoption is required
     3. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

     The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

2. Acquisition of LandBank, LLC

     On January 26, 2006, Landbank Group, Inc. acquired all of the membership interests in LandBank, LLC in exchange for the transfer, by certain members of the previous management, of an aggregate of 8,200,000 shares of Lanbank Group, Inc.'s stock (post-split), in exchange for which such members of previous management received Landbank Group, Inc.'s wholly-owned subsidiary, iStorage Networks Group, Inc., and $140,000 in cash.

3. Due to related parties

     The Company has amounts due to various related parties that are directors and companies related through common ownership. These amounts are unsecured, have no stated rates of interest, and have no maturity dates. Interest expense has been imputed on amounts due to related companies using a per annum rate of eight percent (8%). As of June 30, 2006, the Company had $2,438,807 due to related parties. Interest expense was $48,988 and $6,470, respectively, for the six month periods ended June 30, 2006 and 2005.

4. Sales and expenses deferred under the deposit method

     For the six month periods ended June 30, 2006 and 2005, sales and expense deferrals were as follows:

                                       2006              2005
                                    ---------         ---------

     Deferred income                $ 821,374         $  77,585

     Inventory
     (Cost of sales)                 (292,631)          (39,305)

     Prepaid expenses
     (Selling expenses)              (246,858)          (17,417)
                                    ---------         ---------

     Gross profit                   $ 281,885         $  20,863
                                    =========         =========

     Selling expenses include 35% of gross profit as royalty paid to John Beck's Amazing Profits, LLC (also see note 8), 5% sales commission, credit card merchant fees, trust deed transfer costs of $50 per transaction, and property assessment fees.

5. Loans Payable

     In August 2005, the Company purchased certain sections of land in Pershing County, Nevada subject to loans from Western Title Company. Each of the 19 sections of land secures their respective loan. The loans bear interest at 10% per annum and mature September 1, 2015, unless the corresponding real estate is sold sooner, in which case, the loan must be repaid.

     During the six month period ended June 30, 2006, the Company made total principal payments of $41,557, which included $24,259 to repay one loan in full upon sale of the securing property.

     The scheduled principal payments on these notes are as follows:

          Years ended
           June 30,
     ---------------------

             2007                                     $ 37,482
             2008                                       41,196
             2009                                       45,510
             2010                                       50,276
             2011                                       55,540
          Thereafter                                   301,148
                                                      --------

                                                       531,152
        Current portion                                 37,482
                                                      --------

       Long-term portion                              $493,670
                                                      ========

6. Stockholders' Deficit

     Common Stock

     During the six month period ended June 30, 2006, the Company issued 624,445 shares for service valued at fair value of the shares at the time of issuance.

     Stock Split

     On March 3, 2006, the Company obtained written consent from stockholders holding a majority of the Company's outstanding shares of voting securities to authorize a reverse split of the Company's outstanding common stock. Pursuant to the terms of the written consent, the Company completed a 1 for 10 reverse split of its common stock, with special treatment for certain Company shareholders to preserve round lot shareholders. The following is a summary illustrating the effect of the reverse stock split:

                                                  Post-Split        Pre-Split
          Par Value                                $0.0001          $0.00001

          Authorized number of shares            100,000,000     1,000,000,000

          Shares issued and outstanding            9,206,597        92,052,000

     All fractional shares are rounded up and the authorized shares were reduced to 100,000,000. The financial statements have been retroactively restated for the effects of the above stock splits.

7. Related-party transactions

     The Company pays a royalty to related companies equal to 35% of gross profit received by the Company on each all-cash sale generated by leads provided by that related company. Gross profit is defined as land sale revenue reduced for inventory cost, sales commissions, credit card merchant fees, and deed of trust transfer costs. The related companies are indirectly owned and controlled by two of the Company's principal stockholders, who are also officers and directors of the Company. A third director of the Company receives a profit participation of 50% of the royalty payments received by one of the related companies pursuant to its royalty agreement with the Company for his services to that related company. $305,976 and $23,755 of royalty expenses were recorded for the six months ended June 20, 2006 and 2005, respectively. $130,072 of royalty expenses was recorded as prepaid expenses under the deposit method as of June 30, 2006 (see note 3).

     The Company has an agreement with Investment Capital Researchers, Inc. ("ICR"), a Company owned by a member of the Company's Board of Directors. Pursuant to the agreement, ICR received 200,000 shares (post-split) of the Company's common stock on June 30, 2006 and may receive an additional 200,000 shares of the Company's common stock (post-split) upon the achievement of specified milestones. Under the terms of the agreement, the issued shares can only be sold or transferred over a four-year period at the rate of 100,000 on each anniversary of the closing date of a secondary offering. All shares issued pursuant to this agreement will be restricted securities. The 200,000 shares issued on June 30th were valued at $120,000 based on fair value of the shares at the time of issuance. During the six month period ended June 30, 2006, the Company expensed the entire $120,000 as professional fees.

     The Company shares it principal office in Van Nuys, and its office in American Fork and Alameda with related parties. The Company is not charged for its use of any of this space, but estimates the aggregate monthly rent value should it be required to pay rent being approximately $767, which the Company deems as not material. The related parties are directors or companies owned and controlled by two of the Company's principal stockholders, who are also officers and directors of the Company. The Company's office in Phoenix, Arizona is subleased from a related company owned by two of the Company's directors. Under the terms of the sublease arrangement, the Company pays a pro rata share of the rent paid by the related company, based upon the portion of the space occupied by the Company. The Company has recorded rent expense totaling $11,109 during the six month period ended June 30, 2006.

     A director of the Company has, through his accounting firm, provided accounting service to the Company. The Company has recorded accounting expense totaling $79,284 during the six month period ended June 30, 2006.

     The Company currently pays no salary or other compensation to its Chief Executive Officer or President. The Company's Chief Financial Officer is paid an annual base salary for 2006 of $110,000.

8. Concentration of Credit Risk

     The Company maintains certain cash balances with a commercial bank. The Company's cash balance of $118,282 as of June 30, 2006 was approximately $18,282 above insured limits.

9. Commitments

     Joint Marketing Agreement with Aurelius Consulting Group, Inc.

     On May 26, 2006, the Company entered into a Joint Marketing Agreement (the "Agreement") with Aurelius Consulting Group, Inc. /Red Chip Companies ("ACG/RC") to assist in marketing the Company to the investment community. ACG/RC, per the terms of the Agreement, will among other public relations and investor relations activities, distribute both a research report and a newsletter to the investment community.

     In return for the above mentioned services, the Company will pay ACG/RC a total of $150,000 in cash and restricted shares of the Company's common stock. The cash portion will total $44,000, with $20,000 down and $24,000 in eight monthly installments of $3,000 each. The remaining $106,000 is to be paid in stock, with $10,000 to be paid immediately and the remainder in eight monthly installments of $12,000 each.

     As of June 30, 2006, the Company had paid ACG/RC $26,000 in cash and had issued 24,445 shares (post-split) of stock valued at $14,667 based on fair value of the shares at the time of issuance.

     The Company expensed the entire $14,667 as professional fees during the six month period ended June 30, 2006.

     Consulting Agreement with Independent Third Parties.

     On August 22, 2005, LandBank, LLC hired two (2) independent consultants ("the consultants") to locate a publicly-traded company and negotiate a business combination with LandBank, LLC. In addition, the consultants were hired to assist the Company with future fundraising activities. Under the terms of the original agreement, the Company was to pay the consultants $180,000 cash, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. On May 10, 2006, the parties amended the original agreement to include compensation for any funds directly raised by the consultants. Under terms of the amended agreement, the consultants are to receive 800,000 shares of the Company's common stock (post-split), par value $0.0001, with 400,000 shares to be issued on June 30, 2006 and the remaining 400,000 shares issued upon the achievement of specified milestones.

     Under the terms of the agreement, the issued shares can only be sold or transferred over a four-year period at the rate of 200,000 on each anniversary of the closing date of a secondary offering. All shares issued pursuant to this agreement will be restricted securities.

     On June 30, 2006, the Company issued 400,000 shares (post-split) of its common stock to the consultants, valuing these shares at $240,000 based on fair value of the shares at the time of issuance. During the six month period ended June 30, 2006, the Company expensed the entire $240,000 as professional fees.

     Agreement with Piping Partners Holdings, Inc.

     On January 25, 2006, the Company entered into an agreement with Piping Partners Holdings, LLC ("PPH") to assist the Company in seeking quotation of the Company's shares on the Over the Counter Bulletin Board ("OTCBB").

     Per terms of this agreement with PPH, the Company agrees to pay PPH a success fee, which includes any and all application and filing fees and expenses, of $235,000, which is to be paid upon active quotation, with PPH's assistance, of the Company's shares on the OTCBB, less any advance amounts, and a $10,000 advance for legal services engaged by PPH, and approved by the Company, in connection with the Exchange Act Reports.

     As of June 30, 2006, the Company had not paid any funds, or any other consideration, to PPH.

                                  LANDBANK, LLC

                          AUDITED FINANCIAL STATEMENTS

                                DECEMBER 31, 2005

                                  LANDBANK, LLC
                                DECEMBER 31, 2005











                                    CONTENTS



                                                                            Page

Report of Independent Registered Public Accounting Firm                     F-19

Financial statements:

  Balance sheet                                                             F-20

  Statement of operations                                                   F-21

  Statement of members' equity                                              F-22

  Statement of cash flows                                                   F-23

  Notes to financial statements                                          F-24-36

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
LandBank, LLC.

We have audited the accompanying balance sheet of LandBank, LLC as of December 31, 2005, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandBank, LLC as of December 31, 2005, and the results of its operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.




KABANI & COMPANY, INC.


CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, California

September 7, 2006

                                  LANDBANK, LLC
                                  BALANCE SHEET
                                DECEMBER 31, 2005




                                                                     ----------
ASSETS


Current assets
  Cash & cash equivalents                                            $  631,425
  Inventory - land parcels                                            2,436,478
  Prepaid expenses                                                      324,627
  Due from related parties                                              170,447
                                                                     ----------

  Total assets                                                       $3,562,977
                                                                     ==========

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
  Accounts payable                                                   $   32,187
  Due to related parties                                              1,493,288
  Accrued expenses                                                       22,905
  Reserve for returns                                                    26,148
  Loan payable, current portion                                          59,739
  Deferred income                                                     1,333,367
                                                                     ----------


  Total current liabilities                                           2,967,634
                                                                     ----------

Loan payable to bank - non-current portion                              512,970
                                                                     ----------

Members' equity                                                          82,373
                                                                     ----------

  Liability and members' equity                                      $3,562,977
                                                                     ==========






                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2005




Net sales                                                          $ 1,264,313

Cost of sales, including royalty
  to a related party of $177,897                                       933,968
                                                                   -----------

Gross profit                                                           330,345
                                                                   -----------

Operating expenses

  Rent - related party                                                  12,570
  Operating expenses                                                   169,850
                                                                   -----------

    Total operating expenses                                           182,420
                                                                   -----------

Income from operations                                                 147,925
                                                                   -----------

Other expenses
  Interest expenses - bank                                             (19,118)
  Interest expenses - related party                                    (40,434)
                                                                   -----------

    Total other expenses                                               (59,552)
                                                                   -----------

Income before income taxes                                              88,373

Provision for income taxes                                               6,000
                                                                   -----------

Net income                                                              82,373
                                                                   ===========






                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                          STATEMENT OF MEMBERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2005


                                           Gary      Doug      John
                                          Hewitt    Gravink    Beck      Total
                                          -------   -------   -------   -------

Balance at December 31, 2004              $     0   $     0   $     0   $     0
                                          -------   -------   -------   -------

Allocated net income                       27,458    27,458    27,457    82,373
                                          -------   -------   -------   -------

Balance at December 31, 2005              $27,458   $27,458   $27,457   $82,373
                                          =======   =======   =======   =======












                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2005


Cash flows from operating activities:
  Net income                                                       $    82,373

  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Deferred income                                                  1,333,367
  Change in assets and liabilities:
  Increase in assets:
    Inventory                                                       (2,436,478)
    Prepaid expenses                                                  (324,627)
  Increase liabilities:
    Accounts payable                                                    32,187
    Accrued expenses                                                    22,905
    Reserve for returns                                                 26,148
                                                                   -----------

  Total adjustments                                                 (1,346,498)
                                                                   -----------

Net cash used by operating activities                               (1,264,125)
                                                                   -----------

Cash flows from financial activities:
  Due from affiliates                                                 (170,447)
  Proceeds from affiliates
                                                                     1,493,288
  Proceeds from loan payable to bank                                   572,709
                                                                   -----------

Net cash provided by financial
  activities                                                         1,895,550
                                                                   -----------

Net change in cash and cash equivalents                                631,425

Cash and cash equivalents - beginning                                     --
                                                                   -----------

Cash and cash equivalents - ending                                 $   631,425
                                                                   ===========



Supplemental disclosure of cash flows
  Information:

  Taxes paid                                                       $      --
                                                                   ===========

  Interest paid                                                    $    19,118
                                                                   ===========


                        SEE NOTES TO FINANCIAL STATEMENTS

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies:
   -------------------------------------------------------

   Nature of business:
   -------------------

     The Company was organized in the State of California in December 1, 2004 as LandBank, LLC. The Company did not have any operations in 2004.

     The Company makes bulk acquisitions of parcels of land, and resells the land as individual parcels. The Company seeks to acquire a majority of its land "in-bulk" through the real property tax lien foreclosure process, either at local government tax sales, directly from local government entities having acquired property at tax sales, or directly from owners of tax-defaulted parcels prior to tax sale.

     The types of real estate acquired and sold by the Company include undeveloped acreage, houses, and lots. These parcels are marketed nationwide. The Company considers various criteria in connection with land acquisitions, including, but not limited to, location, availability of utilities, proximity to water, geographic desirability, proximity of major or significant population centers, and a host of other criteria. The Company is currently focusing on acquiring land in the following geographic regions in the U.S.: West, Southwest and East Coast. To date, the Company has acquired properties in Colorado, Florida, Nevada, Oklahoma, New York, Pennsylvania, Texas, and in the State of Chihuahua, Mexico.

     The Company resells the land as individual parcels through multiple distribution channels, including Internet sales and leads developed by the Company, its affiliates or third party vendors. The Company has acquisition teams researching and buying acreage, lots, and houses in a number of states across the country and in Mexico. Through its marketing affiliates, the Company has access to a substantial distribution network of potential customers. The Company matches the criteria of the properties it has acquired to that of customers in this distribution database, enabling it to tailor its marketing efforts. Currently, this distribution database contains approximately 750, 000 active leads. The Company also uses the Internet to market its properties.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     The Company shares its office space with several of its affiliates.

     The Company's principal office is located in Van Nuys, California. The property is leased from a real estate company related to the Company by common ownership under a five-year lease that expires in 2008.

     The Company also has a satellite office in American Fork, Utah, a processing and acquisition office in Alameda, California, and a sales office in Phoenix, Arizona. Office spaces at the American Fork location and the Phoenix location are also shared with its affiliates. The Alameda office space is provided by one of the directors of the Company.

   Summary of significant accounting policies

     The following summary of significant accounting policies used in the preparation of these financial statements is in accordance with generally accepted accounting principles.

     Inventory
     ---------

     Inventory consists of raw land, most of which is acquired in sections and then subdivided into individual lots for resale and are recorded at the lower of weighted average cost (on a section-by-section basis) or market.

     Income taxes
     ------------

     The Company is a limited liability company ("LLC") that has elected to be taxed as a partnership. Partnership federal and state taxable income or loss is reportable by the members. The LLC is not responsible for state income tax in excess of an $800 minimum.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     Use of estimates
     ----------------

     The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     Fair value of financial instruments
     -----------------------------------

     Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

     Recognition of revenue and expenses
     -----------------------------------

     The Company follows FASB 66, Accounting for Sales of Real Estate. Substantially all of the Company's land sales are all-cash transactions.
     The Company also had a small, insignificant number of financing transactions. Because the Company's policy for the all-cash transactions is to allow the buyer 60 days to rescind his real estate purchase and because the Company does not issue the deed of trust on a financing sale until the note is paid in full, the deposit method of accounting is used. Under the deposit method, revenues and their related expenses, including inventory, are not recognized until the end of the buyers 60-day rescission period, for the all-cash sales, and at the time the note is paid in full for the financing transaction (Also see note 4).

     Revenue is recorded net of discounts, allowances, and returns.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     Segment reporting
     -----------------

     Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

     Recent pronouncements
     ---------------------

     In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised), Share-Based Payment. This standard revises SFAS No. 123, APB Opinion No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method for employee stock-based compensation. SFAS No. 123(R) requires compensation costs related to share based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Currently, the Company uses the intrinsic value method of APB Opinion No. 25 to value share-based options granted to employees and board members. This standard requires the expensing of all share-based compensation, including options, using the fair value based method. The effective date of this standard for the Company will be January 1, 2006. Management is currently assessing the impact that this new standard will have on the Company's financial statements.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on its financial position or results of operations.

     In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for
     Derivative Instruments and Hedging Activities", and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company has not evaluated the impact of this pronouncement its financial statements.

     In March 2006 FASB issued SFAS 156 `Accounting for Servicing of Financial Assets' this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
     2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
     3. Permits an entity to choose `Amortization method' or `Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


1. Nature of business and significant accounting policies (cont):
   --------------------------------------------------------------

     4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

     5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

     This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

2. Cash and cash equivalents

     Equivalents
     -----------

     For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of ninety days or less which are not securing any corporate obligations.

     Concentration
     -------------

     The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


3. Due from/to affiliates

     The Company has amounts due from/to various affiliates that are related to the Company through common ownership. These amounts are unsecured, have no stated rates of interest and have no maturity dates. As of December 31, 2005, due from affiliates amounted to $170,447 and due to affiliates amounted to $1,493,288. Interest has been imputed using a per annum rate of 8%. Interest expense was $40,434 for the year ended December 31, 2005.

4. Sales and expenses deferred under the deposit method

     Sales and expense deferrals were as follows:

                                                           For the year ended
                                                            December 31, 2005
                                                          --------------------

     Deferred income                                                $1,333,367
     Inventory
     (Cost of sales)                                                  (607,245)
     Prepaid expense
     (Selling expenses)                                               (324,627)
                                                          --------------------
     Gross profit                                                   $  401,495
                                                          ====================

     Selling expenses include (a) 35% royalty paid to John Beck Amazing Profit, LLC (Also see note 6.)(b) A 5% sales commission on all-cash sales, (c) credit card merchant fees and (d) trust deed transfer costs of $50 a transaction.

5. Loans payable

     During 2005, the Company purchased certain sections of land in Pershing County, Nevada subject to loans from Western Title Company. Each of the 19 sections of land secures their respective loans. The loans bear interest at 10% per annum and mature September 1, 2015, unless the corresponding real estate is sold sooner, in which case, the loan must be repaid.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


5. Loans payable (cont)

     The maturities on these notes are as follows:


          Years ending
          December 31,
     ---------------------

             2006                                     $ 59,739
             2007                                       39,195
             2008                                       43,299
             2009                                       47,833
             2010                                       52,842
          Thereafter                                   329,801
                                                      --------

                                                       572,709

        Current portion                                 59,546
                                                      --------

       Long-term portion                              $512,970
                                                      ========

6. Related-party transactions

     The Company pays a royalty to John Beck Amazing Profit, LLC equal to 35% of gross profit on each all-cash sale. Gross profit is defined as land sale revenue reduced for inventory cost, sales commissions, credit card merchant fees and deed of trust transfer costs. John Beck Amazing Profit, LLC is related to the Company through common ownership. $177,879 of royalty expenses was recorded for the year ended December 31, 2005. $202,882 of royalty expenses was recorded as prepaid expenses under the deposit method as of December 31, 2005. (Also see note 3.)

     The Company paid rent to a related party through common ownership on a month-to-month basis at about $1,800 per month. Total rent to the related party amounted to $12,570 for the year ended December 31, 2005.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


7. Concentration of credit risk

     The Company maintains certain cash balances with a commercial bank. A balance of approximately $531,400 was in excess of insured limits at December 31, 2005.

8. Commitment

   Consulting Agreement with Independent Third Parties
   ---------------------------------------------------

     On  August  22,  2005,  the  Company  hired  two  independent   consultants
     ("consultants") to locate a publicly-traded company and negotiate a business combination with that company. In addition, the consultants were hired to assist the Company in capital raising. Under the terms of the agreement, the consultants are to be paid $180,000 for their consulting services, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. The agreement was amended on May 10, 2006. (See Note 9)


9. Subsequent events

   Acquisition of the Company
   --------------------------

     On January 26, 2006, Istorage Networks, Inc. ("Istorage") issued 8,200,000 shares of restricted stock (post-split) in exchange for all of the membership interets of the Company and $140,000 in cash. Istorage changed its name to Landbank Group, Inc. ("LGI"). The former members of Landbank, LLC became approximately 90% owners of LGI.

     The exchange of shares with LGI will be accounted for as a reverse acquisition under the purchase method of accounting since the stockholders of the Company obtained control of the consolidated entity. Accordingly, the merger of the two companies will be recorded as a recapitalization of the Company, where as the Company will be treated as the continuing entity. The historical financial statements to be presented would be those of the Company. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS

9. Subsequent events (cont.)

     LGI is a pink-sheet traded company with approximately 9,200,000 shares (post-split) outstanding as of December 31, 2005.

   Stock split
   -----------

     On March 3, 2006, LGI obtained written consent from stockholders holding a majority of LGI's outstanding shares of voting securities to authorize a reverse split of LGI's outstanding common stock. Pursuant to the terms of the written consent, LGI completed a 1 for 10 reverse split of its common stock, with special treatment for certain Company shareholders to preserve round lot shareholders, prior to the opening of the market on June 30, 2006. The following is a summary illustrating the effect of the reverse stock split:

                                            Post-Split        Pre-Split
                                            ----------      -------------
          Par Value                           $0.0001           $0.00001

          Authorized number of shares       100,000,000     1,000,000,000

          Shares issued and outstanding       9,206,597        92,052,000

   Joint Marketing Agreement with Aurelius Consulting Group, Inc.
   --------------------------------------------------------------

     On May 26, 2006, Istorage entered into a Joint Marketing Agreement (the "Agreement") with Aurelius Consulting Group, Inc./Red Chip Companies ("ACG/RC) to assist in marketing LGI to the investment community for a term of 8 months. ACG/RC, per the terms of the Agreement, will distribute both a research report and a newsletter to the investment community.

     In return for the above-mentioned services, LGI will pay ACG/RC a total of $150,000 in cash and stock. The cash portion will total $44,000, with $20,000 down and eight (8) monthly installments of $3,000 each. The remaining $106,000 is to be paid in rule 144 stock with $10,000 paid immediately and the remainder in eight (8) monthly installments of $12,000 each. As of the date of this report, LGI had issued 24,445 shares (post-split) of stock.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


9. Subsequent events (cont.)

   Agreement with Investment Capital Researchers, Inc.
   ---------------------------------------------------

     On June 27, 2006, LGI amended its original agreement, dated August 1, 2005, with Investment Capital Researchers, Inc. ("ICR"). The amendment revises the compensation to be paid to ICR for its services relating to fundraising on behalf of LGI. Pursuant to the amended agreement, ICR is to receive 200,000 shares (post-split) of LGI's common stock, par value $0.0001, on June 30, 2006 and an additional 200,000 shares of LGI's common stock (post-split), par value $0.0001, upon the achievement of certain milestones. Under the terms of the amended agreement, the issued shares can only be sold or transferred, over a four-year period, at the rate of 100,000 shares on each anniversary of the closing date of the secondary offering.

     As of the date of this report, LGI issued 200,000 shares (post-split) of its common stock to ICR

     ICR is owned by Steven Weber, a member of LGI's Board of Directors.

   Consulting Agreement with Independent Third Parties
   ---------------------------------------------------

     On August 22, 2005, LGI hired two independent consultants ("consultants") to locate a publicly-traded shell company and negotiate its merger with Landbank, LLC. In addition, the consultants were hired to assist the Company with its capital raising. Under the terms of the original agreement, the consultants are to be paid $180,000 for their consulting services, payable in nine (9) monthly installments of $20,000 each, commencing on September 1, 2005. In a May 10th 2006 amendment to the consulting agreement, LGI agreed to compensate the consultants for any funds they raised by issuing eight hundred thousand (800,000) shares of its common stock (post-split), par value $0.0001. 400,000 shares are to be issued on June 30, 2006, with the remaining 400,000 shares issued upon the achievement of certain milestones.

                                  LANDBANK, LLC

                          NOTES TO FINANCIAL STATEMENTS


9. Subsequent events (cont.)

     Under the terms of the amended agreement, the issued shares can only be sold or transferred, over a four-year period, at the rate of 200,000 shares on each anniversary of the closing date of the secondary offering.

     As of the date of this report, LGI issued 400,000 shares (post-split) of its common stock to the consultants.

   Agreement with Piping Partners Holdings, Inc.
   ---------------------------------------------

     On January 25, 2006, LGI entered into an agreement with Piping Partners Holdings, LLC ("PPH") use its best efforts to ensure that LGI obtains, within eight (8) months following completion of the independent audit of LGI's financial statements, quotation of LGI's shares on the Over-the-counter Bulletin Board ("OTCBB").

     Per terms of this agreement with PPH, LGI agrees to pay PPH a success fee, which includes any and all application and filing fees and expenses, of two hundred thirty-five thousand dollars ($235,000), which is to be paid upon active quotation, with PPH's assistance, of LGI's shares on the OTCBB, less any advance amounts, and an advance of ten thousand dollar ($10,000) retainer for legal services engaged by PPH, and approved by LGI, in connection with the exchange Act Reports.

     As of the date of this report, LGI had not paid any funds, or any other consideration, to PPH.

                       Unaudited Financial Statements for

                      iSTORAGE NETWORK, INC. and Subsidiary

                               For The Year Eended

                                December 31, 2005

                       Unaudited Financial Statements for

                     iSTORAGE NETWORKS, INC. and Subsidiary








                                Table of Contents
                                -----------------




1. Balance Sheet............................................................F-39


2. Statement of Income and Retained Deficit.................................F-40


3. Statement of Cash Flows .................................................F-41


4. Statement of Changes in Stockholder Equity...............................F-42

5. Notes to Financial Statements ........................................F 43-46
                             iStorage and Subsidiary
                                  Balance Sheet
                                December 31, 2005

ASSETS

Current Assets
Checking Account(s)                             2,379.99
Notes Receivable                                  100.00
Prepaid Software Licenses                      50,000.00
Lease Deposits                                                   2,793.13
                                                              -----------

Total Current Assets                                            55,273.12

Other Assets
Start-Up Costs                                296,916.06
Amortization of Start-Up Costs                (59,383.52)
Other Assets                                                    62,500.00
                                                               ----------
Total Other Assets                                             300,032.54
                                                               ----------
Total Assets                                                   355,305.66
                                                               ==========

LIABILITIES AND CAPITAL

Current Liabilities
Accounts Payable                              296,937.45
Notes Payable                                 167,000.00
Accrued Expenses                              260,350.00
                                             -----------

Total Current Liabilities                                      724,287.45
Long-Term Liabilities
Total Long-Term Liabilities
                                                              -----------
Total Liabilities                                              724,287.45

Capital
Retained Earnings                             (21,865.75)
Issued Stock                                  526,719.00
Treasury Stock                                   (166.70)
Net Income                                   (873,668.37)
                                             -----------

Total Capital                                                 (368,981.82)
                                                              -----------

Total Liabilities & Capital                                    355,305.63
                                                              ===========
                             iStorage and Subsidiary
                                Income Statement
                 For the Twelve Months Ending December 31, 2005

                                      Year to Date
Revenues
Sales Income                             141,440.00
Total Revenues                           141,440.00
                                      -------------
Cost of Sales
Materials Costs                          108,107.66
Cost of Sales-Freight                      2,316.37
Total Cost of Sales                      110,424.03
                                      -------------
Gross Profit                              31,015.97
                                      =============
Expenses
Administrative Wages                     112,799.80
Sales and Marketing Wages                 44,471.68
Development Wages                         66,226.70
Operations Wages                          66,415.04
Employee Benefit Programs Exp             14,335.17
Professional Fees Bookkeeping                357.50
Professional Fees Legal                   85,740.50
Professional Fees Consultants            248,106.05
Payroll Service Expense                    4,632.00
Payroll Tax Expense                       17,955.75
Temporary Labor                              500.00
Other Taxes Expense                          462.43
Rent or Lease Expense                     36,731.30
Maintenance & Repairs Expense              2,515.58
Utilities Expense                          5,934.81
Telephone Expense                          8,591.05
Cellular Telephone Expense                 2,303.43
Internet/Data Expense                      3,291.51
IT Support                                 1,893.00
Office Supplies Expense                   52,611.45
Public Relations                           7,217.90
Marketing Expense                         14,977.50
Research and Development                  10,402.05
Shipping/Postage Expense                   3,651.34
Service Charge Expense                     2,674.61
Finance Charge Expense                       558.59
Warranty Expense                           5,525.00
Insurance Expense                          9,230.00
Interest Expense                             179.35
Travel and Lodging                        17,009.73
Amortization Expense                      59,383.52
                                      -------------
Total Expense                            904,684.34
                                      -------------
Net Income                              (873,668.37)
                                      =============
                             iStorage and Subsidiary
                             Statement of Cash Flow
                 For the Twelve Months Ending December 31, 2005



                                                  Year to Date

Cash Flows from operating activities
Net Income                                         (873,668.37)
Adjustments to reconcile net income to
Net cash provided by operating activities
Amortization of Start-Up Costs                       59,383.52
Notes Receivable                                       (100.00)
Prepaid Expenses                                      2,293.13
Prepaid Software Licenses                           (50,000.00)
Lease Deposits                                         (500.00)
Accounts Payable                                    197,192.28
Notes Payable                                       167,000.00
Accrued Expenses                                    117,100.00
                                                 -------------

Total Adjustments                                   603,368.93
                                                 -------------

Net Cash provided by Operations                    (270,299.44)
                                                 =============

Cash Flows from investing activities
Net cash used in investing                                0.00

Cash Flows from financing activities
Common Stock                                        355,250.00

Net cash used in financing                          244,250.00
                                                 -------------

Net increase (decrease) in Cash                     (26,049.44)
                                                 =============

Summary

Cash Balance at End of Period                         2,379.99
Cash Balance at Beg. of Period                      (28,429.43)
                                                 -------------

Net increase (decrease) in Cash                     (26,049.44)
                                                 =============


                             iStorage and Subsidiary
            Consolidated Statement of Changes in Stockholders' Equity




                                                                 Accumulated
                                              Common               During
                                              Stock    Paid-in   Development       Net Loss      Treasury   Total
                                   Shares     Amount   Capital      Stage      From Operations     Stock    Equity
                                   ------     ------   -------      -----      ---------------     -----    ------
For the Year Ended December
31,2004
Issuance of Common Stock         16,670,000      167   120,490                                              120,657
Purchase of Treasury Stock                                 167                                     (167)
Officer/Contributed Services     60,002,000      600                                                            600
Net Loss for 2004                                                  (21,868)                                 (21,868)
Issuance of Stock Warrants        4,541,427       45    50,000                                               50,045
                                -----------------------------------------------------------------------------------
Balance December 31, 2004        64,543,427      612   170,657     (21.868)                        (167)    149,434
For the year Ended December
31,2005
Issuance of Common Stock         10,737,000      107   323,065                                              323,172
Purchase of Treasury Stock
Officer/Contributed Services     34,308,000      343                                                            343
Net Loss                                                                           (873,666)               (873,666)
Issuance of Stock Warrants        6,866,668       68    31,667                                               31,735
                                -----------------------------------------------------------------------------------
Balance December 31, 2005       116,455,095    1,330   525,389     (21,868)                        (167)   (368,982)

                     iStorage Networks, Inc. and Subsidiary
                        Notes to the Financial Statements
                                December 31, 2005


The unaudited financial statements of iStorage Networks Inc. and subsidiary for the year ending on December 31, 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management such information contains all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the results for such period.


 Nature of Business
 ------------------

     iStorage Networks, Inc. and subsidiary provide cutting-edge network storage solutions for growing small to mid-sized companies, which address rapidly changing storage demands. More than just hardware, their NAS, iSCSI, RAID and SAN family of network storage appliances provide customers with a cost-effective and support-centered solution to everyday business problems including server consolidation, backup management, business continuity and compliance strategies. The Company's headquarters is located in Nashua, New Hampshire.


NOTE 1 - Summary of Significant Accounting Policies:
------   -------------------------------------------

     A. Use of Estimates in the Preparation of Financial Statements
        -----------------------------------------------------------

     Management used estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

     B. Fixed Assets and Depreciation
        -----------------------------

     As of December 31, 2005, the Company did not own any significant fixes assets, and accordingly no depreciation.

     C. Cash and Cash Equivalents
        -------------------------

     The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. As of December 30, 2005 the Company had no cash equivalents.

     D. Pre-Paid Software Licenses
        --------------------------

     The Company purchases software for use with its product offering from a third party. As of December 31, 2005 the Company purchased $50,000 pre-paid licenses.


                                                          Continued on next page
                     iStorage Networks, Inc. and Subsidiary
                        Notes to the Financial Statements
                                December 31, 2005



     E. Marketing and Advertising Expenditures
        --------------------------------------

     The Company follows the policy of charging the costs of marketing, advertising and support to expense as they are incurred. Marketing costs totaled $69,851 for the full year ended December 31, 2005.

     F. Comprehensive Income
        --------------------

     Comprehensive income for the full year ended December 31, 2005, as required to be reported by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No, 130, was identical to the actual net income
(loss) reported for that period.


NOTE 2 - Income Tax Matters:
------   -------------------

     Both iStorage Networks, Inc. and its subsidiary are a C corporation. The Company files a consolidated federal income return.

The Company experienced a loss and, therefore, has recorded no provision for income taxes.


NOTE 3 - Shareholders' Equity:
------   ---------------------

     A. Stock Warrants
        --------------

     The Company received $50.000 in November 2004 for 5,000,000 common stock warrants that expire in December 2006. The proceeds were credited to additional paid-in capita1.

     The company issued 3,333,334 common stock warrants that expire in August 2007 for a loan of $20,000.

     The company issued 3,113,334 common stock warrants that expire in October 2007 for a loan of $10,000.

     B. Convertible Notes
        -----------------

     The Company received a total of $102,500 in 2004 from two convertible notes. These notes, along with accrued interest of $3,036 were converted at $0.025 per share to 4,241,427 shares of common stock in 2004.


                                                          Continued on next page
                     iStorage Networks, Inc. and Subsidiary
                        Notes to the Financial Statements
                                December 31, 2005



     C. Paid in Capital
        ---------------

     The Company issued 10,170,000 shares as part of an investment of $229,000 in paid in capital in the three month ended March 31, 2005. The conversion price was $0.025 per share

     D. Over the Counter Securities Market
        ----------------------------------

     In December 2004, iStorage Networks. Inc. began trading as a public company on the over the counter securities market.

NOTE 4 - Operating Lease Commitment:
------   ---------------------------

         The Company occupies its headquarters under a three-year lease agreement commencing January 1, 2005. Monthly rent is $1,811 per month, plus operating expenses of $242 per month and property taxes of $240 per month. The Company pays for all utilities and comprehensive public liability insurance. The lease is renewable under certain conditions for two additional terms of three years each. As of December 31, 2004, the company had prepaid the first month's rent as well as a security deposit equal to one months rent.

     Future minimum lease payments under this operating lease are as follows:

           Year     Amount
           ---------------

           2005     27,516
           2006     27,516

NOTE 5 - Related Party Transactions:
------   ---------------------------

     Accounts Payable as of December 31, 2005 includes $108,191 payable to a shareholder for unpaid consulting fees totaling $92,000 and travel anti other costs totaling $16,191. The Company has contracts with the shareholders.

     As of December 31, 2005, the company has $260,350 in deferred officer compensation of which all or part will be converted into equity.


NOTE 6 - Start Up Costs:
------   ---------------

     Start up costs consist of legal fees totaling $5,619, par value of shares issued for services rendered totaling $766, and consulting, travel and miscellaneous fees totaling $290,511. These costs are being amortized over a period of 5 years starting on January 2005. The amortization for the nine months ended September 30, 2005 totaled $43,500.


                                                          Continued on next page
                     iStorage Networks, Inc. and Subsidiary
                        Notes to the Financial Statements
                                December 31, 2005



NOTE 7 - Wholly-Owned Subsidiary:
------   ------------------------

         iStorage Networks, Inc. owns all 100 shares of the issued and outstanding shares of iStorage Networks Group, Inc. The accounts of the whol1y-owned subsidiary have been included in these financial statements with all proper elimination entries recorded.

NOTE 8 - Other Assets:

         Other assets consist of the cost of purchasing the corporate shel1 in the amount of $62,500.

NOTE 9 - Subsequent Events:
------   ------------------

         Subsequent to year end, the Company received 82 million shares of stock from certain shareholders in exchange for $140,000 in cash and the wholly owned subsidiary of the Company, Concurrent with this transaction, the Company reissued the 82 million shares of stock in exchange for $140,000 in cash and all of the assets and liabilities of Landbank, LLC., a company engaged in the business of selling real estate to the general public.

         Had the above transaction been consummated by December 31, 2005, substantially all of the balance sheet and income statement amounts reflected in this report would have been removed with the subsidiary.

                        Audited Financial Statements for

                     iSTORAGE NETWORKS, INC. AND Subsidiary

                               For The Year Ended

                                December 31, 2004

                       Unaudited Financial Statements for

                     iSTORAGE NETWORKS, INC. and Subsidiary








                                Table of Contents
                                -----------------


1. Independent Auditor's Report.............................................F-49
2. Consolidated Balance Sheet... ...........................................F-50
3. Consolidated Statement of Income and Retained Deficit ...................F-51
4. Consolidated Statement of Cash Flows ....................................F-52
5. Consolidated Statement of Changes in Stockholders' Equity................F-53
6. Notes to the Financial Statements ....................................F 54-57

                          INDEPENDENT AUDITOR'S REPORT



To the Shareholders of
iStorage Networks, Inc. and Subsidiary Nashua, New
Hampshire

     We have audited the accompanying consolidated balance sheet of iStorage Networks, Inc: and its wholly-owned subsidiary, iStorage Networks Group, Inc., (both Delaware Corporations) as of December 31,2004, and the related consolidated statement of income and retained deficit and consolidated statement of cash flows for the year ther ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iStorage Networks, Inc. and its wholly-owned subsidiary, iStorage Networks Group, Inc., as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.




Penchansky & Co., PLLC Certified Public
Accountants Manchester, New Hampshire

May 20, 2005.

                      iStorage Networks Inc. and Subsidiary
                           Consolidated Balance Sheet
                             As of December 31, 2004




                                     Assets
 Current Assets:
     Cash                                                    $  28,428
    Prepaid Lease                                                2,293
                                                             ---------

  Total Current Assets                                          30,721
                                                             ---------

 Other Assets:
    Lease Deposit                                                2,293
   Start Up Costs                                              359,416
                                                             ---------


 Total Other Assets                                            361,709
                                                             ---------

Total Assets                                                 $ 392,430
                                                             =========


                      Liabilities and Shareholders' Equity

 Current Liabilities:

Accounts Payable                                             $  99,746
Accrued Consulting Fees                                        143,250
                                                             ---------

Total Current Liabilities                                      242,996


Total Liabilities                                              242,996


Shareholders' Equity:
    Common Stock (Par Value $0.00001 per share;
    1 billion shares authorized, 81,213,427 shares issued
    and 64,543,427 shares outstanding)                             812
    Additional Paid-in Capital                                 170,657
    Retained Earnings (Loss)
                                                               (21,868)
    Less: Treasury Stock (16,670,000 shares)                      (167)
                                                             ---------

Total Shareholders' Equity                                     149,434
                                                             ---------



Total Liabilities and Shareholders' Equity                   $ 392,430
                                                             =========


                   See Notes and Independent Auditor's Report
                      iStorage Networks Inc. and Subsidiary
              Consolidated Statement of Income and Retained Deficit
                      For The Year Ended December 31, 2004



Revenue                                                           $      0

Cost of Sales                                                            0

Gross Profit                                                             0

Operating Expenses:

Office Supplies and Expenses                                         5,462
Marketing Expenses                                                   4,490
Travel and Entertainment                                             4,344
Internet and Data Expenses                                           3,297
Utilities .                                                            364
Professional Fees                                                      256
Telephone Expense                                                      224
Service Charges                                                        198
Dues and Subscriptions                                                 167
Charitable Contributions                                                30

Total Operating Expenses                                            18,832

Income (Loss) from Operations                                      (18,832)

Other Income (Expenses):

Interest Expense                                                    (3,036)

Total Other Income (Expenses)                                       (3,036)

Net Income (Loss)                                                  (21,868)

Retained Earnings (Deficit) at Beginning of Year                         0

Retained Earnings (Deficit) at End of Year                        $(21,868)


                   See Notes and Independent Auditor's Report
                      iStorage Networks Inc. and Subsidiary
                      Consolidated Statement of Cash Flows
                      For The Year Ended December 31, 2004



Cash Flows from Operating Activities:
-------------------------------------

Net Income (Loss)                                               $ (21,868)
                                                                ---------

Adjustments to Reconcile Net Income (Loss) to Net Cash
         Provided by (Used by) Operating Activities:                3,036

Accrued Interest on Notes Payable                                  (2,293)
(Increase) Decrease in Prepaid Expenses                            (2,293)
(Increase) Decrease in Deposits                                  (215,400)
(Increase) Decrease in Start Up Costs Increase                     99,746
                                                                ---------
(Decrease) in Accounts Payable

Total Adjustments                                                (117,204)
                                                                ---------

Net Cash Provided by (Used in) Operating Activities              (139,072)
                                                                ---------

Cash Flows from Financing Activities:
-------------------------------------

Proceeds from Issuance of Warrants                                 50,000
Proceeds from Issuance of Stock                                    15,000
Proceeds from Issuance of Short-Term Notes Payable                102,500
                                                                ---------

Net Cash Provided by (Used in) Financing Activities               167,500
                                                                ---------

Net Increase (Decrease) in Cash and Cash Equivalents               28,428
Cash and Cash Equivalents at Beginning of Year                          0
     Cash and Cash Equivalents at End of Year                   $  28,428
                                                                =========


                   See Notes and Independent Auditor's Report


                      iStorage Networks Inc. and Subsidiary
            Consolidated Statement of Changes in Stockholders' Equity
                      For the Year Ended December 31, 2004



                                                                         Accumulated
                                                  Common                    During
                                                  Stock      Paid in     Development     Treasury     Total
                                    Shares        Amount     Capital        Stage          Stock      Equity

Issuance of Common Stock          16,670,000       167       120,490                                  120,657
Purchase of Treasury Stock       (16,670,000)                    167                                     --
Officer Contributed Services      60,002,000       600                                     (167)          600
Net Loss for 2004                                                         (21,866)                    (21,866)
Issuance of Stock Warrants         4,541,427        45       50,000                                    50,045
-------------------------------------------------------------------------------------------------------------
Balance December 31, 2004         64,543,427       812       170,657      (21,866)         (167       149,436
-------------------------------------------------------------------------------------------------------------

               iStorage Networks, Inc. and Subsidiary Notes to the
                     Financial Statements December 31, 2004



 Nature of Business
 ------------------

     iStorage Networks, Inc. and its wholly-owned Subsidiary, IStorage Networks Group, Inc. (the "Company") provide cutting-edge network storage solutions for growing small to mid-sized companies, which address rapidly changing storage demands. More than just hardware, their NAS, iSCSI, RAID and SAN family of network storage appliances provide customers with a cost-effective and support-centered solution to everyday business problems including server consolidation, backup management, business continuity and compliance strategies. The Company's headquarters is located in Nashua, New Hampshire.


NOTE 1 - Summary of Significant Accounting Policies:
------   -------------------------------------------

     A. Use of Estimates in the Preparation of Financial Statements
        -----------------------------------------------------------

     Management used estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

     B. Fixed Assets and Depreciation
        -----------------------------

     As of December 31, 2004, the Company did now own any fixes assets, and accordingly, has recorded no depreciation.

     C. Cash and Cash Equivalents
        -------------------------

     The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. As of December 31, 2004 the Company had no cash equivalents.

     D. Marketing and Advertising Expenditures
        --------------------------------------

     The Company follows the policy of charging the costs of marketing and advertising to expense as they are incurred. Marketing costs totaled $4,490 for the year ended December 31, 2004.


                                                        -Continued on next page-
               iStorage Networks, Inc. and Subsidiary Notes to the
                     Financial Statements December 31, 2004



NOTE 1 - Summary of Significant Accounting Policies - Continued:
------   -------------------------------------------------------

     E. Comprehensive Income

     Comprehensive income for the year ended December 31, 2004, as required to be reported by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 130, was identical to the actual net income
(loss) reported for that period.


NOTE 2 - Income Tax Matters:
------   -------------------

     Both iStorage  Networks,  Inc. and its  wholly-owned  Subsidiary,  iStorage
Networks Group, Inc. are C corporations. The Company files a consolidated federal income tax return. The Company experienced a loss and, therefore, has recorded no provision for income taxes.


NOTE 3 - Shareholders' Equitv:
------   ---------------------

     A. Stock Warrants
        --------------

     The Company received $50,000 in November 2004 for 5,000,000 common stock warrants that expire in December 2006. The proceeds were credited to additional paid-in capital.

     B. Convertible Notes
        -----------------

     The Company received a total of $102,500 in 2004 from two convertible notes. These notes, along with accrued interest of $3,036, were converted at $0.025 per share to 4,241,427 shares of common stock in 2004.

     C. Over the Counter Securities Market
        ----------------------------------

     In December 2004, iStorage Networks, Inc. began trading as a public company on the over the counter securities market.




                                                        -Continued on next page-
                     iStorage Networks, Inc. and Subsidiary
                        Notes to the Financial Statements
                                December 31, 2004



NOTE 4 - Operating Lease Commitment:
------   ---------------------------

         The Company occupies its headquarters under a three-year lease agreement commencing January 1. 2005. Monthly rent is $1,811 per month, plus operating expenses of $242 per month and property taxes of $240 per month. The Company pays for all utilities and comprehensive public liability insurance. The lease is renewable under certain conditions for two additional terms of three years each. As of December 31, 2004, the company had prepaid the first month's rent as well as a security deposit equal to one months rent.

     Future minimum lease payments under this operating lease are as follows:

          Year     Amount
          ---------------

          2005     $27,516
          2006      27,516
          2007      27,516


NOTE 5 - Related Party Transactions:
------   ---------------------------

     The Company incurred consulting fees related to services provided by two of its shareholders in the amount of $290,531, including $143,250 of which was accrued as of December 31, 2004. Additionally, accounts payable as of December 31, 2004 includes $96,934 payable to a shareholder for unpaid consulting fees totaling $89,653 and travel and other costs totaling $7,281. The Company has contracts with these two shareholders.


NOTE 6 - Start-Up Costs:
------   ---------------

     Start up costs consist of legal fees totaling $5,619, the cost of purchasing the corporate shell in the amount of $62,500, par value of shares issued for services rendered totaling $766, and consulting, travel and miscellaneous fees (see Note 5 - Related Party Transactions) totaling $290,531. These costs will be amortized when the Company's operations commence.




                                                        -Continued on next page-
                 iStorage Networks, Inc. and Subsidiary Notes to
                            the Financial Statements
                                December 31, 2004



NOTE 7 - Wholly-Owned Subsidiary:
------   ------------------------

     iStorage Networks, Inc. owns all 100 shares of the issued and outstanding shares of iStorage Networks Group, Inc. The accounts of the wholly owned subsidiary have been included in these financial statements with all proper elimination entries recorded. As of December 31, 2004, iStorage Networks Group, Inc. (subsidiary) owes iStorage Networks, Inc. (parent) approximately $28,500.

                                    PART III


Item 1.  Index to Exhibits

     The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

Item 2.  Description of Exhibits


Exhibit No.         Description


2                   Plan   of    Acquisition,    Reorganization,    Arrangement,
                    Liquidation, or Succession

    2.1 Stock Purchase Agreement dated January 23, 2006 between iStorage Networks, Inc. and Landbank, LLC

    2.2             Stock Purchase  Agreement  dated January 23, 2006 between M.
                    Thomas Makmann and iStorage Networks, Inc.

    3 (i)           Charter

    3.1 Certificate of Incorporation of the Company, formerly Camryn Information Services, Inc., dated May 13, 1997

    3.2             Certificate  of Renewal and Revival of Charter dated October
                    29, 2004

    3.3 Certificate of Amendment to the Articles of Incorporation to change name to iStorage Networks, Inc. dated November 8, 2004

    3.4 Certificate of Amendment to the Articles of Incorporation to change name to Landbank Group, Inc. dated January 27, 2006

    3.5 Certificate of Amendment to the Articles of Incorporation dated June 29, 2006 dealing with the reverse split of the Company's common stock and resultant recapitalization

3 (ii)              Amended and Restated By-Laws of the Company

 4 None             Instruments defining the rights of security holders

 9 None             Voting Trust Agreements

10                  Material Contracts

   10.1 Royalty Agreement between Landbank, LLC and John Beck Amazing Profits, LLC dated June 1, 2005

   10.2 Royalty Agreement between Landbank, LLC and John Alexander, LLC dated November 1, 2005

   10.3 Royalty Agreement between Landbank, LLC and Jeff Paul, LLC dated June 1, 2005

   10.4             Agreement  with ICR dated August 1, 2005 as amended June 27,
                    2006

   10.5 Assignment and Assumption of Agreement with ICR between Landbank, LLC and Landbank Group, Inc.

   10.6 Pro Forma Stock Option Agreement pursuant to 2006 Stock Incentive Plan adopted November 2, 2006

   10.7 Pro Forma Stock Option Exercise Agreement pursuant to 2006 Stock Incentive Plan adopted November 2, 2006

21                  Subsidiary of the Registrant

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Landbank Group, Inc.



Dated: November 10, 2006                          By: /s/ Gary Hewitt
                                                     ---------------------------
                                                     Gary Hewitt
                                                     President

























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